                                               1934 Act Registration No. 1-14418
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------
                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2003
                               -------------------

                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)



                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)
                               -------------------


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F [ ] Form 40-F [X]


    (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes [X] No [ ]


    (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-          .)

================================================================================

    This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-91034 and 333-99073) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.





                                TABLE OF CONTENTS

                                                                                                  PAGE
                                                                                                  ----

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS...........   1
Overview........................................................................................   2
Results of Operations...........................................................................   5
Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002.......................   5
Liquidity and Capital Resources.................................................................   9
Contractual Obligations and Commitments.........................................................   13
Inflation.......................................................................................   14
U.S. GAAP Reconciliation........................................................................   14
CONSOLIDATED FINANCIAL STATEMENTS
Independent Accountants' Review Report of Deloitte & Touche LLC for the six months ended
June 30, 2002 and 2003..........................................................................   F-1
Consolidated Balance Sheets as of December 31, 2002 and June 30, 2003...........................   F-3
Consolidated Statements of Income for the Six Months Ended June 30,
  2002 and 2003.................................................................................   F-5
Consolidated Statements of Cash Flows for the Six Months Ended June 30,
  2002 and 2003.................................................................................   F-6
Notes to Consolidated Financial Statements......................................................   F-9
EXHIBITS
Exhibit 1
  Letter by Deloitte & Touche LLC regarding unaudited interim financial information


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2003

    In this report on Form 6-K, unless the context indicates or otherwise requires, references to "we", "us", "our" or the "Company" shall mean SK Telecom Co., Ltd. and its consolidated subsidiaries, and references to "SK Telecom" shall mean SK Telecom Co., Ltd., but shall not include its consolidated subsidiaries. Unless otherwise indicated, references to our number of subscribers shall include Shinsegi Telecomm, Inc.'s subscribers from April 1, 2000. All references to "Korea" contained in this report shall mean The Republic of Korea and all references to the "Government" shall mean the government of The Republic of Korea.

    All references to "Kbps" shall mean one thousand binary digits, or bits, of information per second. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

    The financial information appearing in this report and in our accompanying consolidated financial statements is stated in Korean won. All references to "Won" or "W" in this prospectus supplement and the prospectus are to the currency of Korea, all references to "Dollars", "$" or "US$" are to the currency of the United States of America and all references to "Yen" or "Y" are to the currency of Japan. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

    Unless otherwise indicated, the translations of Won amounts in to Dollars were made at the rate of W1,196.0 to US$1.00, the noon buying rate in the City of New York for cable transfers in Won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the six months ended June 30, 2003. Such conversion into U.S. dollars should not be construed as representations that the Won amounts could be converted into Dollars at the above or any other rate.

    This report contains "forward-looking statements", as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "project", "should", and similar expressions. Those statements include, among other things, the discussions of our liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

    You should read the following discussion together with our consolidated financial statements and the related notes which appear elsewhere in this report. We prepare our financial statements in accordance with generally accepted accounting principles in Korea

("Korean GAAP"), which differs in some respects from generally accepted accounting principles in the United States ("U.S. GAAP"). This section titled "--U.S. GAAP Reconciliation" below and notes 30 and 31 of our notes to consolidated financial statements describe the significant differences between Korean GAAP and U.S. GAAP as they relate to us and provide a reconciliation to U.S. GAAP of our net income and shareholders' equity. In addition, you should read carefully note 2 of our notes to consolidated financial statements which provide summaries of certain critical accounting policies that require our management to make difficult, complex or subjective judgments relating to matters which are highly uncertain and that may have a material impact on our financial condition and results of operations.

OVERVIEW

    Revenue. We earn revenue principally from connection fees and monthly and usage fees paid by subscribers to our wireless services, interconnection fees paid to us by other telecommunications operators and sales of wireless handsets by our subsidiary, SK Teletech. The amount of our revenue depends principally upon the number of our wireless subscribers, the rates we charge for our services, subscriber usage of our services and the terms of our interconnection with other telecommunications operators.

    Our wireless subscriber base has been increasing rapidly in recent years, growing from approximately 6.0 million subscribers at the end of 1998 to approximately 10.1 million subscribers, 14.5 million subscribers (including approximately 3.5 million Shinsegi subscribers), 15.2 million subscribers (including approximately 3.3 million Shinsegi subscribers) and 17.2 million subscribers at the end of 1999, 2000, 2001 and 2002, respectively. As a condition to its approval of our acquisition of Shinsegi, the FTC required that SK Telecom's and Shinsegi's combined market share of the wireless telecommunications market, based on numbers of subscribers, be less than 50% as of June 30, 2001. As a result, we reduced the level of our subscriber activations and adopted more stringent involuntary subscriber deactivation policies beginning in 2000 and ceased accepting new subscribers for two months, from April 1, 2001 through June 30, 2001. As of June 30, 2001, we reduced our market share to approximately 49.7%. We are no longer subject to this restriction and resumed activation of new subscribers since that time. As of June 30, 2003, we had approximately 17.9 million subscribers, representing a market share of approximately 53.8%.

    In the past, wireless telecommunications service providers provided handsets at below retail prices to attract new subscribers, offsetting a significant portion of the cost of handsets. The MIC prohibited all wireless telecommunications service providers from providing handset subsidies beginning June 1, 2000. In March 2002, the MIC concluded that certain incentive payments made to wireless handset dealers by us and other wireless network service providers were being passed on to purchasers of wireless handsets and therefore constituted improper handset subsidies. In May 2002, we, KT Freetel, LG Telecom and KT Corporation were fined an aggregate of Won 20.0 billion by the MIC in respect of these incentive payments. We were assessed and have paid in full a fine of Won 10.0 billion. On November 15, 2002, we received an order from the MIC prohibiting us from signing on new subscribers for 30 days (from November 2002 through December 2002) for violating MIC's handset subsidy regulation. KT Freetel and LG Telecom were also prohibited from signing on new subscribers for 20 days.

    As a result of the MIC's handset subsidy regulation and steps we have taken as a result, we experienced a significant reduction in our gross and net additions of new subscribers in April and May 2002. The MIC's November 2002 order also resulted in a reduction in our gross and net additions of new subscribers in November and December 2002. We believe that our competitors have also experienced similar reductions and our market share has not been adversely affected. We cannot assure you that the elimination of dealer incentives will not continue to adversely affect the rate at which we attract new subscribers or the rate at which existing subscribers upgrade their wireless handsets to take advantage of the higher data transmission capabilities of our CDMA 1xRTT and CDMA 1xEV/DO network technologies. We also believe that beginning in March 2002, there was an expectation among dealers that dealer incentives would soon be eliminated or reduced as a result of the MIC's actions. This expectation contributed to the abnormally high number of gross and net subscriber additions and the higher churn rate that we experienced in March 2002 which was 2.1%, compared to 1.2% in January 2002 and 1.1% in February 2002. Churn rate increased in part because many existing subscribers chose to upgrade their handsets by terminating their service and opening a new subscriber account. For the first six months of 2003, our churn rate has ranged from 0.9% (in February 2003) to 1.6% (in May 2003), with churn rate for June 2003 at 1.1%. We cannot assure you that our churn rates will not increase in the future.

    At present, Korea's wireless telecommunications system uses a network-specific prefix system in which a unique prefix is assigned to all the phone numbers of a network operator. We have been assigned the "011" prefix, and all our current subscriber's mobile phone numbers begin with "011" (the former Shinsegi subscribers use the "017" prefix) and our subscribers cannot change their wireless phone service to another wireless operator and keep their current numbers. In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications services in Korea, allowing wireless subscribers to switch wireless service operators while retaining the same mobile phone number. According to the MIC's plan, number portability will first be adopted by SK Telecom, starting from January 1, 2004. KT Freetel and LG Telecom will be required to introduce number portability starting from June 1, 2004 and January 1, 2005, respectively. In addition, in order to manage the availability of phone numbers efficiently and to secure phone number resources for the new services, the MIC plans to integrate mobile telephone identification numbers into a common prefix identification number "010" and to gradually retract the current mobile service identification numbers which had been unique to each wireless telecommunications service provider, including "011" for our cellular services, starting from 2004. All new subscribers will be given the "010" prefix starting in January 2004, while existing users will be able to maintain their mobile service identification number unless and until they switch to a different wireless service provider. We believe that the use of the common prefix identification system may have a greater effect on us as compared to our competitors because "011" has a very high brand recognition in Korea as the premium wireless telecommunications service. We can give no assurance that the implementation of the number portability system will not negatively affect our results of operations due to, among others factors, increased competition among wireless service providers (and a corresponding increase in our marketing costs), an adverse effect on our ability to attract new subscribers and a possible increase in our churn rate. We may also incur additional costs related to maintaining the number portability system and increased subscriber deactivations.

    For cellular services, we charge initial connection fees, monthly access fees, usage charges, wireless Internet service fees and monthly charges for value-added services. Under current regulations, we must obtain prior MIC approval of the terms on which we may offer our services, including all rates and fees charged for these services. Each of our competitors, however, is permitted to offer its services at rates set at its discretion without having to obtain the MIC approval. Generally, the rates we charge for our services have been declining. In September 1997, April 2000 and January 2001, we implemented revised rate plans which generally offer rates lower than our previous rates. Effective May 1, 2001, we implemented a new charge system based on the amount of data that is transmitted to the subscribers' handsets, with respect to subscribers using our CDMA 1xRTT network. CDMA 1xRTT is an advanced CDMA-based technology which allows transmissions of data at speeds of up to 144 Kbps (compared to a maximum of 64 Kbps for our CDMA networks). After discussions with the MIC, effective January 1, 2003, we reduced our Standard rate plan's monthly access fee by Won 1,000, included 10 minutes of free air time per month and reduced our peak usage charges from Won 21 to Won 20 per minute. As of June 30, 2003, our standard peak usage rate is approximately 11.1% higher than those charged by our competitors. We can give no assurance that these rate changes will not negatively affect our results of operations.

    Under our interconnection agreements, we are required to make payments in respect of calls from our subscribers which are routed through networks of other Korean telecommunication operators, and the other operators are required to make payments to us in respect of calls which originate in their networks and terminate in our network. The MIC revised the method for calculating interconnection charges between us and KT Corporation for 2000 and 2001, which we believe has adversely affected our per-minute interconnection charges, and consequently, our interconnection revenue. The MIC implemented interconnection charges for calls between wireless networks starting in January 2000. In April 2002, the MIC revised the manner in which interconnection charges for calls made from fixed-line operators to wireless networks and calls made between wireless networks are calculated. These charges, which were previously calculated on the basis of our actual imputed costs for 1998, are now calculated based on each wireless operator's actual imputed costs for 2000. The effect of this change was to reduce the interconnection fees payable by fixed-line operators for 2002 by between 10.2% and 28.1%, depending on the operators involved. For 2003, an operator's interconnection charges are based on that operator's actual interconnection charges for 2002, and decreased by 10.3% for each operator in accordance with new MIC policy. We expect these changes to adversely affect our net revenue, because the changes reduce the interconnection charges payable to us in respect of calls made from fixed-line networks to our wireless networks. The reduction in fixed-to-wireless charges was also larger, in percentage terms, than the reduction in wireless-to-wireless interconnection charges, which affect both our revenue and our expenses. However, we do not expect that the impact of this change will fully offset the adverse effect of the changes described above. The MIC is expected to introduce a new method of calculating interconnection payments, based on the originator's long-run incremental cost, in 2004. We believe that our interconnection revenue may be reduced even further under the new framework.

    Our average monthly outgoing minutes of voice traffic increased by 2.7% to 193 minutes for the six months ended June 30, 2003 from 188 minutes for the six months ended June 30, 2002. We believe that this trend principally reflects lower overall tariff levels and increased use of wireless telecommunications as a substitute for fixed-line communications. The average monthly outgoing voice minutes per subscriber is computed by dividing the total minutes of outgoing voice usage for the period by the monthly weighted average number of subscribers for the period and dividing the quotient by the number of months in the period. The monthly weighted average number of subscribers is the sum of the average number of subscribers for the months calculated by taking the simple average number of subscribers at the beginning of the month and at the end of the month, divided by the number of months in the period.

    Our consolidated average monthly revenue per subscriber increased by 13.3% to Won 38,942 for the six months ended June 30, 2003 compared to Won 34,352 for the six months ended June 30, 2002. Average monthly revenue per subscriber excludes interconnection revenue and is computed by dividing total initial connection fees, monthly access fees, usage charges for voice and data, international charges, value-added service fees and interest on overdue subscriber accounts (net of telephone tax) for the period by the monthly weighted average number of subscribers for the period and dividing the quotient by the number of months in the period. The increase in consolidated average monthly revenue per subscriber reflects the net effect of several offsetting trends, including:

    - increased usage of our data services by our subscribers, which we attribute principally to the lower overall tariff levels and our introduction of an increased range of wireless data and wireless Internet services as well as other value-added services such as caller ID services and the increase in the number of our subscribers using our CDMA 1xRTT network;

    - increased usage of our voice services by our subscribers, which we attribute principally to lower overall tariff levels and increased use of wireless telecommunications as a substitute for fixed-line communications; and

    - the inclusion of Shinsegi's subscribers from April 1, 2000 since Shinsegi's subscriber base has produced less revenue per subscriber than SK Telecom's.

    We cannot assure you that the increases in our average monthly revenue per subscriber experienced during the six months ended June 30, 2003 will continue or that revenue per subscriber will not decrease in future periods.

    Operating Expenses and Operating Margins. Our operating expenses consist principally of depreciation, commissions paid to authorized dealers, network interconnection and leased line expenses, the cost of manufacturing handsets, advertising costs and labor costs. Our operating margin (operating income divided by operating revenue) declined slightly from 32.0% for the first six months of 2002 to 31.8% for the first six months of 2003, primarily due to an increase in operating expenses which was only partially offset by an increase in operating revenues.

    Industry Consolidation. Beginning in 2000, there has been considerable consolidation in the wireless telecommunications industry resulting in the emergence of stronger competitors. In July 2000, KT Corporation acquired a 47.9% interest in KT M.Com and merged KT M.Com into KT Freetel in May 2001. In May 2002, the Government sold its remaining 28.4% stake in KT Corporation. It is widely believed that KT Corporation is likely to operate more efficiently and be managed more effectively and profitably as a privatized business. We believe that these transactions have increased KT Freetel's ability to compete with us.

    On May 23, 2002, we acquired a 9.6% equity interest (29,808,333 shares of common stock) in KT Corporation for Won 1,609 billion. Pursuant to the terms of an agreement between us and KT Corporation dated November 14, 2002, we sold all of our shares of KT Corporation. Under the terms of the agreement, we exchanged 29,808,333 shares of KT Corporation's common stock for 8,266,923 shares of our common stock and settled the difference in the price in cash on December 30, 2002 and January 10, 2003. The exchange was made at Won

50,900 per share of KT Corporation's common stock and Won 224,000 per share of the Company's common stock.

    On August 29, 2003, we purchased Won 120.0 billion of Hanaro Telecom commercial paper in order to provide Hanaro Telecom with short-term liquidity while it attempts to secure a foreign investor that will inject new capital into the company and enhance its corporate value. The commercial paper will be repaid as soon as a foreign investor infuses capital into Hanaro Telecom.

RESULTS OF OPERATIONS

    The following table sets forth selected income statement data, including data expressed as a percentage of operating revenue, for the periods indicated:

                                                                     FOR THE SIX MONTHS ENDED JUNE 30,
                                                          --------------------------------------------------------
                                                               2002 (UNAUDITED)               2003 (UNAUDITED)
                                                          --------------------------     -------------------------
                                                                (IN BILLIONS OF WON, EXCEPT PERCENTAGES)

Operating Revenue.....................................    W  4,439.9          100.0%     W  5,026.6          100.0%
Operating Expenses....................................      (3,018.9)         (68.0)       (3,428.7)         (68.2)
                                                          -----------    ------------    ------------    -----------
Operating Income......................................       1,421.0           32.0         1,597.9           31.8
Other Income..........................................         150.0            3.4           154.4            3.0
Other Expenses........................................        (223.7)          (5.0)         (272.8)          (5.4)
                                                          -----------    ------------    ------------    -----------
Income Before Income Taxes and Minority Interest......       1,347.3           30.4         1,479.5           29.4
Income Taxes..........................................        (420.8)          (9.5)         (449.6)          (8.9)
Minority Interest.....................................         (18.5)          (0.4)           (7.2)          (0.1)
                                                          -----------    ------------    ------------    -----------
Net Income............................................    W    908.0           20.5%     W  1,022.7           20.3%
                                                          ===========    ============    ============    ===========
Depreciation and Amortization.........................    W    676.0           15.2%     W    737.3           14.7%
                                                          ===========    ============    ============    ===========


SIX MONTHS ENDED JUNE 30, 2003 COMPARED TO SIX MONTHS ENDED JUNE 30, 2002

   Operating Income. Operating income increased by 12.4% to Won 1,597.9 billion for the six months ended June 30, 2003 from Won 1,421.0 billion for the six months ended June 30, 2002. The increase in operating income for the six months ended June 30, 2003 compared to the six months ended June 30, 2002 is lower than the increase in operating revenue for the same period (13.2% for the six months ended June 30, 2003 compared to the six months ended June 30, 2002) because operating expenses increased at a greater rate (13.6% for the six months ended June 30, 2003 compared to the six months ended June 30, 2002) than operating income for the same period.

    Operating Revenue. Our operating revenue increased by 13.2% to Won 5,026.6 billion for the six months ended June 30, 2003 from Won 4,439.9 billion for the six months ended June 30, 2002 principally reflecting a 13.8% increase in our cellular revenue to Won 4,993.4 billion for the six months ended June 30, 2003 from Won 4,334.2 billion for the six months ended June 30, 2002, which was partially offset by a 3.7% decrease in interconnection revenue and an 11.8% decline in other non-cellular operating revenue, such as international calling services.

     The increase in our cellular revenue was principally due to an increase in the number of our wireless subscribers, as well as an increase in the average monthly revenue per subscriber. The number of our wireless subscribers increased to approximately 17.9 million as of June 30, 2003 from approximately 16.5 million as of June 30, 2002 reflecting a market share of approximately 53.8%.

    Our consolidated average monthly revenue per subscriber (including interconnection revenue) increased by 2.2% to Won 43,849 for the six months ended June 30, 2003 from Won 42,888 for the six months ended June 30, 2002. The increase is principally due to increases in average monthly revenue per subscriber from wireless Internet sales and average monthly revenue per subscriber from value-added services and other sales, which was partially offset by the reduction in tariffs by 7.3% (based on a reduction in the standard tariff plan) from January 2003 and the decrease in interconnection rates.

    Our consolidated average monthly revenue per subscriber from wireless internet sales increased by 76.0% to Won 5,408 for the six months ended June 30, 2003 from Won 3,073 for the six months ended June 30, 2002. Wireless Internet sales increased by 98.8% to Won 570.7 billion for the six months ended June 30, 2003 from Won 287.1 billion for the six months ended June 30, 2002, representing 11.6% of our cellular revenue, primarily due to the increased number of wireless Internet-enabled handset holders.

    Our consolidated average monthly revenue per subscriber from value-added services and other sales increased by 28.5% to Won 2,091 for the six months ended June 30, 2003 from Won 1,627 for the six months ended June 30, 2002. Value-added services and other sales increased by 45.0% to Won 220.6 billion for the six months ended June 30, 2003 from Won 152.1 billion for the six months ended June 30, 2002 primarily due to the increased number of wireless Internet-enabled handset holders.

    On an aggregate basis, interconnection revenue decreased by 3.7% to Won
515.7 billion for the six months ended June 30, 2003 from Won 535.7 billion for the six months ended June 30, 2002. The decrease was primarily due to lower interconnection rates during the six months ended June 30, 2003 compared to the six months ended June 30, 2002.

    The following table sets forth certain revenue information about our wireless operations during the periods indicated:


                                                                            SIX MONTHS ENDED JUNE 30,
                                                                    -----------------------------------------
                                                                       2002 (UNAUDITED)      2003 (UNAUDITED)
                                                                    -------------------     -----------------
                                                                     (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
   CELLULAR REVENUE:
     Wireless Services(1).......................................    W        3,538.0        W        4,099.9
     Interconnection............................................               535.7                   515.7
     Digital Handset Sales......................................               260.5                   317.8
                                                                    ------------------      ----------------
     Total Cellular Revenue.....................................             4,334.2                 4,933.4
                                                                    ------------------      ----------------
   OTHER REVENUE:
     International Calling Service(2)...........................                48.2                    47.1
     Netsgo.....................................................                15.1                     7.9
     Miscellaneous..............................................                42.4                    38.2
                                                                    ------------------      ----------------
     Total Other Revenue........................................               105.7                    93.2
   TOTAL OPERATING REVENUE......................................    W        4,439.9        W        5,026.6
                                                                    ==================      ================
     Cellular Revenue as a percent of Total Revenue.............                97.6%                   98.1%
     Total Operating Revenue Growth.............................                14.8%                   13.2%

-----------

(1) Wireless service revenue includes initial connection fees, monthly access fees, usage charges, international charges, value-added service fees and interest on overdue subscriber accounts (net of telephone tax).

(2) Provided by our 90.8%-owned subsidiary, SK Telink Co., Ltd. as of June 30, 2003.

    Operating Expenses. Our operating expenses for the six months ended June 30, 2003 increased by 13.6% to Won 3,428.7 billion compared to Won 3,018.9 billion for the six months ended June 30, 2002 primarily due to increases in commissions paid, network interconnection expenses, depreciation and amortization expenses, cost of goods and materials sold, labor costs, advertising expenses and miscellaneous operating expenses.

    Commissions paid to our authorized dealers increased by 22.1% to Won 1,084.3 billion for the six months ended June 30, 2003 compared to Won 888.1 billion for the six months ended June 30, 2002, primarily due to the increase in average subscribers by 11.2% during the period, increase in commissions paid to retail agents and wireless Internet content providers as wireless Internet sales increase, increase in the number of handsets sold and our aggressive marketing activities to maintain our market leadership in 2G & 2.5G services as well as 3G services going forward.

    Network interconnection expenses increased by 10.0% to Won 412.1 billion for the six months ended June 30, 2003 compared to Won 374.5 billion for the six months ended June 30, 2002, primarily due to the higher subscriber numbers and an increase of the mandated payment in Universal Service Obligation fund for the first quarter of 2003 of Won 22.5 billion compared to Won 7.2 billion in the first quarter of 2002, which were only partially offset by a decrease in interconnection rates and a decrease in the level of interconnection fees that we must pay to other operators for calls using their networks. Additionally, we reflected as an expense in the second quarter of 2003 all of the amounts due to be paid to KT Corporation for the years 1998, 1999, 2000 and 2001 pursuant to a cost sharing arrangement regarding the provision of directory assistance services by KT Corporation to our subscribers. We will discuss with KT Corporation the amounts to be paid by us for directory assistance services provided to our subscribers during 2002 and the six months ended June 30, 2003.

    Depreciation and amortization expenses increased by 9.1% to Won 737.3 billion for the six months ended June 30, 2003 compared to Won 676.0 billion for the six months ended June 30, 2002. The increase in depreciation and amortization expenses was primarily due to the expansion of our CDMA 1xRTT network.

    Cost of goods and materials sold increased by 16.2% to Won 277.6 billion for the six months ended June 30, 2003 compared to Won 238.8 billion for the six months ended June 30, 2002, primarily due to an increase in wireless Internet-enabled handset sales .

    Labor cost increased by 13.7% to Won 198.8 billion for the six months ended June 30, 2003 compared to Won 174.8 billion for the six months ended June 30, 2002. The increase was primarily due to payment of performance bonuses to employees in 2003.

    Advertising expenses increased by 8.5% to Won 195.6 billion for the six months ended June 30, 2003 compared to Won 180.2 billion for the six months ended June 30, 2002, primarily due to our marketing activities related to the promotion of our wireless Internet services.

    Miscellaneous operating expenses increased by 13.9% to Won 437.2 billion for the six months ended June 30, 2003 compared to Won 384.0 billion for the six months ended June 30, 2002 primarily due to increases in research and development expenses and maintenance expenses.

    Other Income. Other income, consisting primarily of dividend income, commission income and interest income, increased by 3.0% to Won 154.4 billion for the six months ended June 30, 2003 compared to Won 150.0 billion for the six months ended June 30, 2002, primarily due to increases dividend income, commission income and interest income, which were offset by a declines in foreign exchange and translation gains and declines in equity in earnings of affiliates.

    Other Expenses. Other expenses includes interest expenses, foreign exchange and translation losses, loss on disposal and impairment of property and equipment, donations and miscellaneous expenses. Other expenses increased by 21.9% to Won 272.8 billion for the six months ended June 30, 2003 compared to Won 223.7 billion for the six months ended June 30, 2002. The increase was primarily due to increases in interest expense, donations and losses on the impairment of long-term investment securities which were only partially offset by decreases in foreign exchange translation losses, losses on disposal of property and equipment and other miscellaneous expenses. As a percentage of operating revenue, other expenses increased by 5.4% for the six months ended June 30, 2003 from 5.0% for the six months ended June 30, 2002.

    Income Tax. Provision for income taxes increased by 6.8% to Won 449.6 billion for the six months ended June 30, 2003 from Won 420.8 billion for the six months ended June 30, 2002. Our effective tax rate in the six months ended June 30, 2003 decreased to 30.4% from an effective tax rate of 31.2% for the six months ended June 30, 2002. See note 19 of the notes to our consolidated financial statements.

    Net Income. Principally as a result of the factors discussed above, our net income increased by 12.6% to Won 1,022.7 billion for the six months ended June 30, 2003 from Won 908.0 billion for the six months ended June 30, 2002, with net income as a percentage of operating revenues at 20.4% for the six months ended June 30, 2003 as compared to 20.5% for the six months ended June 30, 2002.

LIQUIDITY AND CAPITAL RESOURCES

   We had a working capital (current assets minus current liabilities) surplus of Won 21.9 billion as of June 30, 2003 as compared to a working capital deficit of Won 189.7 billion as of December 31, 2002.

   We had cash, cash equivalents, short-term financial instruments and marketable securities of Won 1,380.1 billion as of June 30, 2003 and Won 1,621.2 as of December 31, 2002. We had outstanding short-term borrowings including the current portion of long-term debt of Won 2,243.8 billion as of June 30, 2003 and Won 1,609.5 billion as of December 31, 2002. As of June 30, 2003, we had availability under unused credit lines of approximately Won 198.5 billion. We funded our investment in shares and exchangeable bonds of KT Corporation in May 2002 with Won 901.7 billion of cash and by incurring Won 1,040.0 billion of short-term debt.

   In 2002 and the first half of 2003, our principal sources of funds were operating cash flow and increases in debt. Cash flow provided by operations in the six months ended June 30, 2003 was Won 730.9 billion, compared to Won 2,098.6 billion for the six months ended June 30, 2002. Depreciation and amortization for the six months ended June 30, 2003 were Won 737.3 billion, compared to Won 676.0 billion for the six months ended June 30, 2002.

    As of June 30, 2003, we had total long-term debt (excluding current portion and facility deposits) outstanding of Won 3,573.3 billion. Our long-term debt included bonds in the amount of Won 2,756.2 billion, bank and institutional loans in the amount of Won 3.3 billion and obligation under capital lease of Won
0.48 billion. We had total long-term debt (excluding current portion and facility deposits) of Won 3,693.4 billion as of December 31, 2002. Our long-term debt decreased as of June 30, 2003 primarily due to a decrease in bonds payable of Won 152.5 million. For a description of our long-term liabilities, see notes 2, 9, 10, 11, 12, 13, 19, 22 and 24 of the notes to our consolidated financial statements.

    As of June 30, 2003, substantially all of our foreign currency-denominated long-term debt, which amounted to approximately 6.3% of our total outstanding long-term debt, including current portion, as of such date, was denominated in Dollars. Depreciation of the Won against the Dollar will result in net foreign exchange and translation losses. Changes in foreign currency exchange rates will also affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on our foreign currency-denominated debt.

    We issued an unsecured and un-guaranteed Won-denominated bond with a principal amount of Won 300 billion on March 10, 2003 and an unsecured and un-guaranteed Won-denominated bond with a principal amount of Won 150 billion on August 4, 2003. These bonds mature in March 2008 and August 2006, respectively, and have an annual interest rate of 5.0%. We used the net proceeds from the sale of these bonds to pay for our operating expenses. See note 29 of the notes to our consolidated financial statements.

    We also have long-term liabilities in respect of facility deposits received from subscribers, which stood at Won 43.7 billion at June 30, 2003 and Won 46.8 billion at December 31, 2002. These non-interest bearing deposits are collected from some subscribers when they initiate service and returned (less unpaid amounts due from the subscriber for our services) when the subscriber's service is deactivated.

    In December 2002, May 2003 and September 2003, we sold Won 650.6 billion, Won 577.3 billion and Won 549.3 billion, respectively, of accounts receivable under our handset dealer financing plan to a third party in an asset-backed securitization transaction. The proceeds from this transaction amounted to approximately Won 600.0 billion, Won 499.0 billion and Won 451.0 billion, respectively, a portion of which we used to repay short-term debt.

    The following table sets forth our actual capital expenditures for 2002 and our currently planned capital expenditures for 2003:

                                                                   YEAR ENDED/ENDING DECEMBER 31,
                                                                   ------------------------------
                                                                        2002          2003(1)
                                                                        ----          -------
                                                                        (IN BILLIONS OF WON)
   CDMA Network............................................              W 175         W 140
   CDMA 1xRTT Network(2)...................................              1,186           710
   Wireless Data(3)........................................                221           210
   W-CDMA(4)...............................................                 15           250
   Other (including land and buildings)(5).................                428           741
                                                                        ------        ------
     Total.................................................             W2,025        W2,021
                                                                        ======        ======


----------

(1) Estimated.

(2) Includes upgrades to CDMA 1xEV/DO Network technology which are estimated at Won 200 billion for 2002 and are estimated at Won 30 billion for 2003.

(3) Consists principally of equipment necessary for the provision of data services.

(4) W-CDMA estimated capital expenditures for 2003 assume that the commencement of construction of our W-CDMA network and provision of W-CDMA services on a limited basis in Seoul by the end of 2003. Please see the discussion below.

(5) Includes investments in internet-related businesses, real estate, satellite-based digital multimedia broadcasting business and information technology systems.

    Our actual capital expenditures for the six months ended June 30, 2003 were Won 495.5 billion compared with Won 633.9 billion for the six months ended June 30, 2002. Our capital expenditures in 2002 were primarily for the construction and expansion of our CDMA 1xRTT network and, to a lesser extent, for the expansion of SK Telecom's CDMA network. Our capital expenditures for the first half of 2003 were primarily for the expansion and upgrading of our CDMA 1xRTT network, for our initial investment in the satellite-based digital multimedia broadcasting (DMB) business and for the development and introduction of wireless data services.

    We estimate that we will spend approximately Won 2.0 trillion for capital expenditures in 2003 for a range of projects, including primarily for the expansion and improvement of our wireless networks, investments in our Internet-related businesses and the satellite-based DMB business and the roll-out of our W-CDMA network. We may also make additional capital expenditure investments if the right opportunities arise. In addition, we may increase, reduce or suspend our planned capital expenditures for 2003 or change the timing and area of our capital expenditure spending from the estimates reflected in the table above in response to market conditions or for other reasons.

    We currently plan to spend Won 250 billion in 2003 on capital expenditures related to commencement of construction of our W-CDMA network and provision of W-CDMA services on a limited basis in Seoul by the end of 2003. However, the actual scope and timing of the roll-out of our W-CDMA network will depend on several factors, including the availability of network equipment, progress of dual band/dual mode handset developments, adoption of CDMA 1xEV/DO service, regulatory decisions, our assessment of the market opportunities for W-CDMA technology-based services and the competitive landscape in the Korean wireless market. At the time we applied for the W-CDMA license, we estimated that the construction of a nationwide W-CDMA network would require capital expenditures amounting to approximately Won 3.1 trillion over a six-year period. We have not subsequently revised or updated this estimate. Our actual construction costs are likely to differ significantly from this original estimate. Our actual capital expenditures for the construction of the W-CDMA network will depend upon many factors, including the scope and timing of the network roll-out, whether W-CDMA technology is widely implemented worldwide (which could lower the cost of network equipment) and other factors.

    In September 2003, we entered into an agreement with Mobile Broadcasting Corporation for the purposes of co-owing and launching a satellite for the satellite DMB business. Under the terms of the agreement, SK Telecom is committed to fund 34.66% of the costs of launching and maintaining the operations of the satellite, which is expected to be approximately Won 92.0 billion. Although actual implementation of the satellite DMB business will depend on many factors, including government approvals, our current expectations are to launch the satellite in January 2004 and begin commercial service by March 2004.

    In May 2002, the Government sold its remaining 28.4% stake in KT Corporation. By participating in this privatization, we acquired 9.6% of KT Corporation's common stock and

Won 332.0 billion aggregate principal amount of exchangeable bonds issued by KT Corporation exchangeable at our option for 1.8% of KT Corporation's common stock. We purchased 29,808,333 shares of common stock of KT Corporation for Won
1.6 trillion and bonds exchangeable into 5,589,666 shares of such common stock for Won 332.0 billion. We funded our investment in shares and bonds of KT Corporation in May 2002 with Won 901.7 billion of cash and by incurring Won 1,040.0 billion of short-term debt. On July 16, 2002, we sold all of the exchangeable bonds of KT Corporation which we owned to several Korean institutional investors for an aggregate sale price of Won 340.3 billion. We used the proceeds of the sale to repay our short-term debt and for general corporate purposes. We exchanged 29,808,333 shares of KT Corporation's common stock at Won 50,900 per share for 8,266,923 shares of our common stock at Won 224,000 per share and settled the difference of Won 334.5 billion between the aggregate sale and purchase prices in cash on December 30, 2002 and January 10, 2003, under a mutual agreement on stock exchange between us and KT Corporation dated November 14, 2002. Related to these stock exchanges, a loss on exchange of investments in 15,454,659 shares of KT Corporation for 4,457,635 shares of our common stock on December 31, 2002, amounting to Won 47,909 million, was recorded as a loss on disposal of investments during the year ended December 31, 2002. An impairment loss amounting to Won 44,496 million, which was related to the investments in 14,353,674 shares of KT Corporation's common stock as of December 31, 2002, was also recorded during the year ended December 31, 2002. 4,457,635 shares were subsequently cancelled and 3,809,288 shares were designated as treasury stock for use in future mergers and acquisitions transactions and strategic alliances or for other corporate purposes to be determined by us. As a result of the share swap, all cross-holdings between KT Corporation and us have been completely eliminated.

   On July 22, 2003, we acquired 2,481,310 shares of POSCO common stock held by SK Corporation at a price of Won 134,000 per share in accordance with a resolution of our board of directors dated July 22, 2003. For a description of this transaction, please see note 29 in the notes to our consolidated financial statements.

    From time to time, we may make other investments in telecommunications or other businesses, in Korea or abroad, where we perceive attractive opportunities for investment. From time to time, we may also dispose of existing investments when we believe that doing so would be in our best interests.

    Our research and development expenses have been influenced by the MIC, which makes annual recommendations concerning the level of our research and development spending. Our research and development expenses (including donations to research institutes and educational organizations) were 2.8% of operating revenue for the six months ended June 30, 2003 and 1.5% of operating revenue for the six months ended June 30, 2002.

    We anticipate that capital expenditures, repayment of outstanding debt and research and development expenditures will represent our most significant use of funds in the second half of 2003 and thereafter. To fund our scheduled debt repayment and planned capital expenditures over the next several years, we intend to rely primarily on funds provided by operations, as well as bank and institutional borrowings, and offerings of debt or equity in the domestic or international markets. In particular, we expect that we will require external sources of financing to fund our planned construction of the W-CDMA network. We believe that these sources will be sufficient to fund our planned capital expenditures for the second half of 2003 and for 2004. Our ability to rely on these alternatives could be affected by the liquidity of the Korean financial markets or by government policies regarding Won and foreign currency borrowings and the issuance of equity and debt. Our failure to make needed expenditures would adversely affect our ability to sustain subscriber growth and provide quality services and, consequently, our results of operations.

    No commercial bank in Korea may extend credit (including loans, guarantees and purchase of bonds) in excess of 20% of its shareholders' equity to any one borrower. In addition, no commercial bank in Korea may extend credit exceeding 25% of the bank's shareholders' equity to any one borrower and to any person with whom the borrower shares a credit risk. We believe that we have never operated near our limit with any Korean commercial bank.

    We generally collect refundable, non-interest bearing deposits from our customers as a condition to activating their service. Subject to the approval of the MIC, we set the amounts to be collected for deposits for cellular services. Effective February 1, 1996, we generally require cellular subscribers to pay a facility deposit of Won 200,000. These deposits were an important source of interest-free capital for us and historically funded a substantial portion of our capital expenditures. Since 1997, we have been offering existing and new cellular subscribers the option of obtaining facility insurance from the Seoul Guarantee Insurance Company, instead of posting the facility deposit. In order to obtain this facility insurance, subscribers must meet Seoul Guarantee Insurance Company's credit requirements and pay a Won 10,000 premium for three years of coverage. After three years, we pay the cost of such insurance on the subscriber's behalf. For each defaulting insured subscriber, Seoul Guarantee Insurance Company reimburses us up to Won 350,000. We refund the facility deposit to any existing subscriber who elects to have facility insurance. As a result of the facility insurance program, we have refunded a substantial amount of facility deposits, and facility deposits decreased to Won 43.7 billion as of June 30, 2003 from Won 47.3 billion as of June 30, 2002. We do not expect to have a significant amount of facility deposits available for capital expenditures in the future.

    On August 11, 2003 SK Telecom concluded the stock buyback program it had commenced on June 30, 2003. SK Telecom acquired a total of 2,544,600 shares of its outstanding common stock, all of which were cancelled on August 20, 2003. The total purchase price for the stock buyback was Won 524.4 billion (or an average of approximately Won 206,078.55 per share), with the price per share ranging from Won 192,000 (on July 24, 2003) to Won 216,000 (on July 15-16,
2003). As a result of the stock buyback and subsequent cancellation of shares, the total number of SK Telecom's outstanding common stock declined from 84,821,311 to 82,276,711.

     In October 2001, in accordance with the approval of our board of directors, we established trust funds with four Korean banks with a total funding of Won
1.3 trillion for the purpose of acquiring our shares at market prices plus or minus five percent. Each of the trust funds has an initial term of three years but is terminable at our option six months after the establishment of the trust fund and at the end of each succeeding six-month period thereafter. While held by the trust funds, our shares are not entitled to voting rights and do not bear dividends. Upon termination of the trust funds, we are required to resell the shares acquired by the trust funds. On November 6, 2001, these funds purchased an aggregate of 2,674,580 of our shares of common stock, or approximately 3.0% of our issued shares, from KT Corporation. On January 31, 2002, these funds purchased from SK Global an aggregate of 1,367,180 shares of our common stock, or approximately 1.5% of our issued shares.

    The total accrued and unpaid retirement and severance benefits for all of our employees as of June 30, 2003 of Won 71.6 billion is reflected in our consolidated financial statements as a liability, which is net of deposits with insurance companies totaling Won 115.4 billion to fund a portion of the employees' severance indemnities. See note 2(k) of the notes to our consolidated financial statements.

    Dividends declared on our common stock amounted to Won 48.1 billion, Won
57.3 billion and Won 151.7 billion, respectively, in 2001, 2002 and 2003.

    Substantially all of our revenue and operating expenses are denominated in Won. We generally pay for imported capital equipment in Dollars.

    We do not have any material swap or derivative transactions outstanding. We may consider in the future entering into such transactions solely for hedging purposes.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

     The following summarizes our contractual cash obligations at June 30, 2003, and the effect such obligations are expected to have on liquidity and cash flow in future periods:


                                                                PAYMENTS DUE BY PERIOD
                                                 ---------------------------------------------------
                                                                   LESS THAN                             AFTER
   CONTRACTUAL OBLIGATIONS                          TOTAL           1 YEAR      1-3 YEARS    4-5 YEARS  5 YEARS
-------------------------------                  ------------     ----------    ---------    ---------  --------
                                                                         (IN BILLIONS OF WON)

Bonds...................................            W 4,041.6      W 1,285.4     W2,456.2      W 300.0         --
Long-term Borrowings....................                 17.2           13.9          3.3           --         --
Capital lease Obligations...............                  0.5            0.5           --           --         --
Operating Leases........................                  1.0            1.0           --           --         --
Other Long-term Payables(1).............                557.9            --            --        133.4      424.5
                                                 ------------     ----------    ---------    ---------   --------
Total Contractual Cash Obligations......            W 4,618.2      W 1,300.8     W2,459.5      W 433.4     W424.5
                                                 ============     ==========    =========    ==========  ========

----------

(1) Related to acquisition of IMT license. See note 2(i) of our notes to consolidated financial statements.

    The following summarizes our contractual cash commercial commitments at June 30, 2003, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

                                                                   AMOUNT OF COMMITMENT EXPIRATION PER PERIOD
                                                                 LESS THAN                                OVER
  OTHER COMMERCIAL COMMITMENTS                       TOTAL        1 YEAR      1-3 YEARS    4-5 YEARS     5 YEARS
--------------------------------                 -----------   -----------  ------------- ------------  ----------
                                                                      (IN BILLIONS OF WON)

Lines of Credit.........................         W     --      W       --         --          --              --
Standby Letters of Credit...............               --              --         --          --              --
Guarantees..............................              0.3              --         --          --             0.3
Standby Repurchase Obligation...........               --              --         --          --              --
Other Commercial Commitments............               --              --         --          --              --
                                                 -----------   ----------    -------       -----        --------
Total Commercial Commitments............         W    0.3      W       --         --          --        W    0.3
                                                 ===========   ==========    =======       =====        ========

INFLATION

     We do not consider that inflation in Korea has had a material impact on our results of operations in recent years. Annual inflation in Korea was 4.1% in 2001 and 3.1% for 2002. For the first half of 2003, the average inflation rate in Korea was 3.0%, compared to an average of 2.6% for the first half of 2002, on an annualized basis. We can give no assurance that inflation will not have an adverse effect on our operations.

U.S. GAAP RECONCILIATION

    Our consolidated financial statements are prepared in accordance with Korean GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of significant differences between Korean GAAP and U.S. GAAP, see notes 30 and 31 of our notes to consolidated financial statements.

    Our net income for the six months ended June 30, 2003 under U.S. GAAP is higher than under Korean GAAP by Won 36.0 billion, principally as a result of differences in the treatment of cancellation of amortization of goodwill and capitalization of interest expenses, which increased net income under U.S. GAAP, the effect of which was only partially offset by deferred income taxes, intangible assets and nonrefundable activation fees. Our net income for the six months ended June 30, 2002 under U.S. GAAP was lower than under Korean GAAP by Won 2.8 billion, principally as a result of differences in the treatment of capitalization of foreign exchange losses and interest expenses, intangible assets and nonrefundable activation fees.

    Our shareholders' equity at June 30, 2003 under U.S. GAAP is higher than under Korean GAAP by Won 785.6 billion, principally as a result of differences in the treatment of intangible assets, deferred income taxes and cancellation of amortization of goodwill, which increased shareholders' equity under U.S. GAAP, the effect of which was only partially offset by differences in the treatment of minority interest in equity of consolidated affiliates and nonrefundable activation fees. Our shareholders' equity at December 31, 2002 under U.S. GAAP is higher than under Korean GAAP by Won 124.3 billion, principally as a result of the differing treatment of intangible assets, which increased shareholders' equity under U.S. GAAP, the effect of which was only partially offset by differences in the treatment of minority interests in equity of consolidated affiliates and nonrefundable activation fees.

    On January 1, 2003, we adopted SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses accounting for the cost of legal obligations associated with the retirement of ling-lived assets. SFAS No. 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and that such amount be capitalized as part of the book value of the long-lived asset. We have determined that we do not have a material legal obligation to remove long-lived assets as described by this statement. Thus, the adoption of SFAS No. 143 did not have a significant impact on our future consolidated financial position or results of operations.

    On January 1, 2003, we adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than the date of an entity's commitment to an exit plan. The adoption of SFAS No. 146 did not have a significant impact on our consolidated financial position or results of operations.

    In December of 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," which is an amendment of FASB statement No.

123, "Accounting for Stock-Based Compensation." In response to a growing number of companies announcing plans to record expenses for the fair value of stock options, SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. We have already adopted the fair value method to evaluate stock options.

    In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosures were effective for our annual financial statements for the year ended December 31, 2002. The adoption of FIN 45 did not have a significant impact on our consolidated financial position or results of operations.

    On January 17, 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities," which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities have been commonly referred to as "special purpose entities." The underlying principle behind FIN 46 is that if a business enterprise is the primary beneficiary of an entity, which is defined in the guidance as a variable interest entity (VIE), the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements with those of the business enterprise. FIN 46 also explains how to identify variable interest entities and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity. VIEs created after January 31, 2003 must be consolidated immediately, while VIEs that existed prior to February 1, 2003 must be consolidated as of July 1, 2003. Management is currently reviewing existing VIEs that may require consolidation.

    In April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The statements amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. The new guidance amends Statement 133 regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an underlying and the characteristics of a derivative that contains financing components. The amendments set forth in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in Statement 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of the statement of cash flows. We do not believe the adoption of SFAS No. 149 will have a significant impact on our consolidated financial position or results of operations.

    In May 15, 2003, the FASB has issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The statement changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that certain instruments be classified as liabilities in statements of financial position. One type of instrument is a mandatory redeemable stock, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type of instrument, which includes put options and forward purchase contracts, involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instruments that are considered liabilities under this statement are obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares. SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. In addition to its requirements for the classification and measurement of financial instruments in its scope, SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatory redeemable. Most of the guidance in this statement is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We do not believe the adoption of SFAS No. 150 will have a significant impact on our consolidated financial position or results of operations.

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors and Shareholders of SK Telecom Co., Ltd.


We have reviewed the accompanying consolidated balance sheet of SK Telecom Co., Ltd. (the "Company") and its subsidiaries as of June 30, 2003 and the related consolidated statements of income and cash flows for the six months ended June 30, 2002 and 2003 (all expressed in Korean won). These consolidated financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such consolidated financial statements for them to be in conformity with accounting principles generally accepted in Korea.

The consolidated balance sheet of SK Telecom Co., Ltd. and its subsidiaries as of December 31, 2002 and the related consolidated statement of income, shareholders' equity and cash flows for the year then ended (not presented herein) were audited by other auditors whose report dated March 28, 2003, expressed an unqualified opinion on those consolidated financial statements. The information set forth in the accompanying consolidated balance sheet as of December 31, 2002 has been derived from those consolidated financial statements referred to above.

Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and, based on our reviews, we are not aware of any material modifications that should be made thereto in order for such translation to be in conformity with the basis stated in Note 2(a) to the accompanying consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

Accounting principles generally accepted in Korea vary in certain respects from accounting principles generally accepted in the United States of America. Based on our reviews, we are not aware of any modifications that should be made to the disclosures in Notes 30 and 31 to the accompanying consolidated financial statements regarding application of accounting principles generally accepted in the United States of America as of June 30, 2003 and for the six months ended June 30, 2002 and 2003.

August 28, 2003

                      SK TELECOM CO., LTD. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                       DECEMBER 31, 2002 AND JUNE 30, 2003



                                                                                                              In thousands of
                                                                         In millions of Korean won          U.S. dollars (Note 2)
                                                                       ----------------------------      ---------------------------
                                                                       December 31,       June 30,        December 31,     June 30,
                            A S S E T S                                    2002             2003              2002           2003
                                                                       -------------      ---------      -----------      ---------
                                                                                        (Unaudited)                      (Unaudited)

CURRENT ASSETS:
      Cash and cash equivalents (Note 13) ..........................  (Won)  664,117  (Won)   295,724     $   555,282    $   247,261
      Short-term financial instruments (Notes 13 and 22) ...........         202,905          292,077         169,653        244,212
      Trading securities (Notes 2 and 4) ...........................         754,219          792,293         630,618        662,452
      Current portion of long-term investment securities
        (Notes 2 and 4) ............................................          70,267           66,239          58,752         55,384
      Accounts receivable -- trade, net of
        allowance for doubtful accounts of
        (Won)60,542 million and (Won)66,480 million
        at December 31, 2002 and June 30, 2003,
        respectively (Notes 2, 13 and 24) ..........................       1,442,135        1,510,214       1,205,798      1,262,721
      Accounts receivable -- other, net of allowance for
        doubtful accounts of  (Won)23,355 million
        and (Won)24,037 million at  December 31,
        2002 and June 30, 2003, respectively
        (Notes 2, 13 and 24) .......................................         852,873        1,072,085         713,105        896,392
      Inventories (Note 4) .........................................          27,460           44,068          22,960         36,846
      Short-term loans and other (Note 6) ..........................          99,748          151,957          83,401        127,053
                                                                      --------------  ---------------     -----------    -----------
         Total Current Assets ......................................       4,113,724        4,224,657       3,439,569      3,532,321
                                                                      --------------  ---------------     -----------    -----------

NON-CURRENT ASSETS:
      Property and equipment, net
        (Notes 2, 7, 12, 22, 23 and 25) ............................       4,569,417        4,402,123       3,820,583      3,680,705
      Intangible assets (Notes 2 and 8) ............................       3,721,235        3,658,994       3,111,401      3,059,360
      Long-term investment securities (Notes 2, 4 and 21) ..........       1,394,697          677,127       1,166,135        566,160
      Equity securities accounted for using the equity method
        (Notes 2 and 5) ............................................          81,247           76,550          67,932         64,005
      Long-term bank deposits (Note 22) ............................             177              503             148            421
      Long-term loans, net of allowance for
        doubtful accounts of (Won)19,486 million
        and (Won)19,414 million at December 31,
        2002 and June 30, 2003, respectively
        (Notes 2 and 6) ............................................          52,688           45,048          44,054         37,666
      Guarantee deposits (Notes 13 and 24) .........................         249,331          257,959         208,471        215,685
      Other ........................................................          46,194           55,098          38,623         46,067
                                                                     ---------------  ---------------     -----------    -----------
        Total Non-Current Assets ...................................      10,114,986        9,173,402       8,457,347      7,670,069
                                                                     ---------------  ---------------     -----------    -----------

TOTAL ASSETS ....................................................... (Won)14,228,710  (Won)13,398,059     $11,896,916    $11,202,390
                                                                     ===============  ===============     ===========    ===========


(Continued)

                      SK TELECOM CO., LTD. AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS (CONTINUED)
                       DECEMBER 31, 2002 AND JUNE 30, 2003

                                                                                                           In thousands of
                                                                       In millions of Korean won         U.S. dollars (Note 2)
                                                                     ------------------------------    ---------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                                  December 31,      June 30,       December 31,       June 30,
                                                                          2002            2003             2002             2003
                                                                     --------------     --------       ------------       --------
                                                                                       (Unaudited)                      (Unaudited)
CURRENT LIABILITIES:
  Accounts payable (Notes 13 and 24) ...........................   (Won) 1,697,502   (Won)   812,162   $  1,419,316    $    679,065
  Short-term borrowings (Note 13) ..............................           687,296           944,009        574,662         789,305
  Income taxes payable .........................................           383,900           417,267        320,987         348,885
  Accrued expenses .............................................           408,521           452,137        341,573         378,041
  Current portion of long-term debt (Notes 9,10,12 and 13) .....           922,209         1,299,797        771,078       1,086,787
  Current portion of facility deposits .........................            18,415            14,204         15,397          11,876
  Other ........................................................           185,543           263,178        155,137         220,049
                                                                   ---------------   ---------------    -----------     -----------
    Total Current Liabilities ..................................         4,303,386         4,202,754      3,598,150       3,514,008
                                                                   ---------------   ---------------    -----------     -----------

LONG-TERM LIABILITIES:
  Bonds payable, net (Notes 2 and 9) ...........................         2,908,496         2,756,180      2,431,853       2,304,498
  Long-term borrowings (Notes 10 and 22) .......................            10,284             3,252          8,599           2,719
  Facility deposits (Note 11) ..................................            46,850            43,676         39,172          36,518
  Long-term payables -- other (Note 2) .........................           551,983           557,880        461,525         466,456
  Obligations under capital leases (Notes 2, 12, 13 and 22) ....               121                --            101              --
  Accrued severance indemnities, net (Note 2) ..................            48,519            71,620         40,568          59,883
  Deferred income tax liabilities (Notes 2 and 19) .............           104,770           122,281         87,600         102,242
  Guarantee deposits received and other
    (Notes 2, 11 and 24) .......................................            22,401            18,453         18,730          15,429
                                                                   ---------------   ---------------   ------------    ------------
    Total Long-Term Liabilities ................................         3,693,424         3,573,342      3,088,148       2,987,745
                                                                   ---------------   ---------------   ------------    ------------
    Total Liabilities ..........................................         7,996,810         7,776,096      6,686,298       6,501,753
                                                                   ---------------   ---------------   ------------    ------------

COMMITMENTS AND CONTINGENCIES (Note 22)

SHAREHOLDERS' EQUITY:
  Capital stock (Notes 1 and 14) ...............................            44,576            44,639         37,271          37,324
  Capital surplus (Note 14):
    Additional paid-in capital .................................         3,736,253         3,758,099      3,123,957       3,142,223
    Other capital surplus ......................................          (851,871)         (846,301)      (712,267)       (707,610)
  Retained earnings (Note 15) ..................................         4,873,205         4,732,862      4,074,586       3,957,242
  Capital adjustments:
    Treasury stock (Note 16) ...................................        (2,192,449)       (2,067,784)    (1,833,151)     (1,728,916)
    Unrealized loss on valuation of long-term investment
      securities (Notes 2 and 4) ...............................          (104,117)         (108,450)       (87,054)        (90,677)
    Equity in capital adjustments of affiliates
      (Notes 2 and 5) ..........................................            (5,171)           (9,070)        (4,324)         (7,584)
    Stock options (Notes 2 and 17) .............................             2,452             3,160          2,050           2,642
    Foreign-based operations' translation credit (Note 2).......             3,515             2,963          2,939           2,477
  Minority interest in equity of consolidated subsidiaries
    (Note 2) ...................................................           725,507           111,845        606,611          93,516
                                                                   ---------------   ---------------   ------------    ------------
    Total Shareholders' Equity .................................         6,231,900         5,621,963      5,210,618       4,700,637
                                                                   ---------------   ---------------   ------------    ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .....................   (Won)14,228,710   (Won)13,398,059   $ 11,896,916    $ 11,202,390
                                                                   ===============   ===============   ============    ============

                            See accompanying Notes to
 Consolidated Financial Statements and Independent Accountants' Review Report.

                      SK TELECOM CO., LTD. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                     SIX MONTHS ENDED JUNE 30, 2002 AND 2003
                                   (UNAUDITED)

                                                                  In millions of Korean won,         In thousands of U.S. dollars,
                                                                      except for income                    except for income
                                                                        per share data                  per share data (Note 2)
                                                                -------------------------------       -----------------------------
                                                                   2002              2003                2002             2003
                                                                -------------     -------------       -----------       -----------

OPERATING REVENUE (Note 4) .................................   (Won)4,439,933    (Won)5,026,591       $ 3,712,319       $ 4,202,835

OPERATING EXPENSES (Notes 2, 18, 22, 24 and 28) ............        3,018,936         3,428,691         2,524,194         2,866,798
                                                                 ------------     -------------       -----------       -----------

OPERATING INCOME ...........................................        1,420,997         1,597,900         1,188,125         1,336,037
                                                                 ------------     -------------       -----------       -----------

OTHER INCOME:
   Interest ................................................           39,477            47,292            33,008            39,542
   Dividends ...............................................              207            25,980               173            21,722
   Commissions .............................................           36,493            45,601            30,513            38,128
   Foreign exchange and translation gains (Note 2) .........           38,266             5,110            31,995             4,273
   Gain on disposal of property and equipment ..............            2,634               772             2,202               645
   Equity in earnings of affiliates (Notes 2 and 5) ........            7,796             1,716             6,518             1,435
   Other ...................................................           25,077            27,961            20,967            23,378
                                                                 ------------     -------------       -----------       -----------
                                                                      149,950           154,432           125,376           129,123
                                                                 ------------     -------------       -----------       -----------

OTHER EXPENSES:
   Interest ................................................         (152,936)         (202,475)         (127,873)         (169,293)
   Donations ...............................................           (3,105)          (41,284)           (2,596)          (34,518)
   Foreign exchange and translation losses (Note 2) ........           (8,759)           (5,381)           (7,324)           (4,499)
   Loss on disposal and valuation of trading securities
       (Note 2) ............................................               --            (1,724)               --            (1,441)
   Loss on disposal and impairment of property and equipment           (9,553)           (3,480)           (7,987)           (2,910)
   Loss on disposal of investment assets ...................               --              (299)               --              (250)
   Loss on impairment of long-term investment securities
       (Note 2) ............................................             (419)           (3,555)             (351)           (2,972)
   Loss on impairment of intangible assets .................           (2,977)               --            (2,489)               --
   Other ...................................................          (45,960)          (14,594)          (38,428)          (12,204)
                                                                 ------------     -------------       -----------       -----------
                                                                     (223,709)         (272,792)         (187,048)         (228,087)
                                                                 ------------     -------------       -----------       -----------

INCOME BEFORE INCOME TAXES AND MINORITY
   INTEREST ................................................        1,347,238         1,479,540         1,126,453         1,237,073

INCOME TAXES (Notes 2 and 19) ..............................         (420,759)         (449,641)         (351,805)         (375,954)
                                                                 ------------     -------------       -----------       -----------

INCOME BEFORE MINORITY INTEREST ............................          926,479         1,029,899           774,648           861,119

MINORITY INTEREST IN NET INCOME
   OF CONSOLIDATED SUBSIDIARIES ............................          (18,505)           (7,222)          (15,472)           (6,038)
                                                                 ------------     -------------       -----------       -----------

NET INCOME .................................................     (Won)907,974    (Won)1,022,677       $   759,176       $   855,081
                                                                 ============     =============       ===========       ===========

NET INCOME PER SHARE (Notes 2 and 20)
   (In Korean won and U.S. dollars) ........................     (Won) 10,772    (Won)   13,411       $      9.01       $     11.21
                                                                 ============     =============       ===========       ===========

                            See accompanying Notes to
 Consolidated Financial Statements and Independent Accountants' Review Report.

                      SK TELECOM CO., LTD. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     SIX MONTHS ENDED JUNE 30, 2002 AND 2003
                                   (UNAUDITED)

                                                                                                               In thousands of
                                                                           In millions of Korean won         U.S. dollars (Note 2)
                                                                           --------------------------    --------------------------
                                                                              2002          2003            2002           2003
                                                                           -----------  -------------    -----------    -----------

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income ......................................................... (Won)907,974  (Won)1,022,677    $   759,176    $   855,081
                                                                          -----------   -------------    -----------    -----------
    Expenses not involving cash payments:
        Depreciation and amortization ..................................      675,990         737,340        565,209        616,505
        Provision for severance indemnities ............................       37,148          27,091         31,060         22,651
        Provision for bad debts ........................................        9,734          10,359          8,139          8,661
        Foreign translation loss .......................................        6,039             364          5,049            304
        Loss on disposal and impairment of property and equipment ......        9,553           3,480          7,987          2,910
        Loss on disposal of investment assets ..........................           --             299             --            250
        Loss on disposal and valuation of trading securities.............          --           1,724             --          1,441
        Loss on impairment of long-term investment securities...........          419           3,555            351          2,972
        Loss on impairment of intangible assets ........................        2,977              --          2,489             --
        Deferred income taxes ..........................................        6,487          28,278          5,424         23,644
        Minority interest in net income of consolidated
             subsidiaries ..............................................       18,505           7,222         15,472          6,038
        Other ..........................................................       14,942          29,950         12,492         25,042
                                                                          -----------   -------------    -----------    -----------
        Sub-total ......................................................      781,794         849,662        653,672        710,418
                                                                          -----------   -------------    -----------    -----------

    Income not involving cash receipts:
        Reversal of allowance for doubtful accounts ....................       (1,629)             (5)        (1,362)            (4)
        Foreign translation gain .......................................      (34,380)         (2,338)       (28,746)        (1,955)
        Gain on disposal of property and equipment .....................       (2,634)           (772)        (2,202)          (645)
        Equity in earnings of affiliates ...............................       (7,796)         (1,716)        (6,518)        (1,435)
        Other ..........................................................       (8,935)         (1,661)        (7,470)        (1,388)
                                                                          -----------   -------------    -----------    -----------
        Sub-total ......................................................      (55,374)         (6,492)       (46,298)        (5,427)
                                                                          -----------   -------------    -----------    -----------

    Changes in assets and liabilities related to operating activities:
        Accounts receivable -- trade ...................................     (101,740)        (78,320)       (85,067)       (65,485)
        Accounts receivable -- other ...................................      301,665        (231,663)       252,228       (193,698)
        Inventories ....................................................        6,629         (16,608)         5,543        (13,886)
        Other current assets ...........................................      (26,700)        (61,787)       (22,324)       (51,661)
        Accounts payable ...............................................       (6,339)       (884,973)        (5,300)      (739,944)
        Income taxes payable ...........................................       40,853          13,170         34,158         11,012
        Accrued expenses ...............................................      127,434          43,583        106,550         36,441
        Current portion of facility deposits ...........................        3,868           3,396          3,234          2,839
        Other current liabilities ......................................      125,804          83,030        105,187         69,423
        Severance indemnity payments ...................................      (10,706)         (9,872)        (8,952)        (8,254)
        Deposits for group severance indemnities and other deposits ....        3,480           5,123          2,911          4,283
                                                                          -----------   -------------    -----------    -----------
        Sub-total ......................................................      464,248      (1,134,921)       388,168       (948,930)
                                                                          -----------   -------------    -----------    -----------

    Net Cash Provided by Operating Activities ..........................    2,098,642         730,926      1,754,718        611,142
                                                                          -----------   -------------    -----------    -----------

(Continued)

                      SK TELECOM CO., LTD. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                     SIX MONTHS ENDED JUNE 30, 2002 AND 2003
                                   (UNAUDITED)


                                                                                                              In thousands of
                                                                         In millions of Korean won         U.S. dollars (Note 2)
                                                                        ---------------------------     ---------------------------
                                                                            2002            2003            2002            2003
                                                                        -----------     -----------     -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Decrease (increase) in short-term financial instruments .......   (Won)313,014   (Won)(117,692)    $   261,717     $   (98,405)
     Increase in trading securities ................................       (125,663)        (41,547)       (105,069)        (34,738)
     Proceeds from sales of long-term investment securities ........          2,801         776,814           2,342         649,510
     Proceeds from sales of equity securities accounted for
          using the equity method ..................................             --           3,441              --           2,877
     Decrease (increase) in short-term loans .......................         (1,840)         31,859          (1,538)         26,639
     Increase in long-term bank deposits ...........................            (15)           (324)            (13)           (271)
     Decrease in long-term loans ...................................          8,803          27,803           7,360          23,247
     Decrease in guarantee deposits ................................         28,312          44,491          23,672          37,200
     Proceeds from disposal of property and equipment ..............         14,216           4,342          11,886           3,630
     Proceeds from disposal of intangible assets ...................             10             236               8             197
     Acquisition of property and equipment .........................       (633,856)       (495,497)       (529,980)       (414,295)
     Acquisition of intangible assets ..............................         (9,859)        (12,949)         (8,243)        (10,827)
     Acquisition of long-term investment securities ................     (1,943,873)        (52,890)     (1,625,312)        (44,222)
     Acquisition of equity securities accounted for
          using the equity method ..................................             --         (15,095)             --         (12,621)
     Increase in long-term loans ...................................         (8,633)        (22,280)         (7,218)        (18,629)
     Increase in guarantee deposits ................................        (10,109)        (52,886)         (8,452)        (44,219)
     Increase in other non-current assets ..........................             --          (8,484)             --          (7,094)
                                                                        -----------     -----------     -----------     -----------

     Net Cash Provided by (Used in) Investing Activities ...........     (2,366,692)         69,342      (1,978,840)         57,979
                                                                        -----------     -----------     -----------     -----------


(Continued)

                      SK TELECOM CO., LTD. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                     SIX MONTHS ENDED JUNE 30, 2002 AND 2003
                                   (UNAUDITED)


                                                                                                              In thousands of
                                                                         In millions of Korean won         U.S. dollars (Note 2)
                                                                         --------------------------      --------------------------
                                                                            2002            2003            2002            2003
                                                                         ----------      ----------      ----------      ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Increase in short-term borrowings .............................   (Won)381,938    (Won)259,584      $  319,346      $  217,043
     Issuance of bonds payable .....................................        487,259         315,829         407,407         264,071
     Increase in long-term borrowings ..............................          2,872          13,532           2,401          11,314
     Payment of short-term borrowings ..............................             --          (2,300)             --          (1,923)
     Payment of current portion of long-term debt ..................       (345,596)       (127,398)       (288,960)       (106,520)
     Payment of dividends ..........................................        (57,265)       (151,739)        (47,880)       (126,872)
     Decrease in facility deposits .................................         (9,241)         (3,174)         (7,727)         (2,654)
     Net increase in treasury stock ................................       (351,734)       (874,844)       (294,092)       (731,475)
     Increase (decrease) in minority interest in equity of
          consolidated subsidiaries .............................          7,443        (588,619)          6,223        (492,156)
     Other .........................................................         (2,046)         (9,532)         (1,708)         (7,970)
                                                                       ------------    ------------      ----------      ----------

     Net Cash Provided by (Used in) Financing Activities ...........        113,630      (1,168,661)         95,010        (977,142)
                                                                       ------------    ------------      ----------      ----------

NET INCREASE IN CASH AND CASH EQUIVALENTS
     DUE TO CHANGES IN CONSOLIDATED SUBSIDIARIES ...................             68              --              57              --
                                                                       ------------    ------------      ----------      ----------

NET DECREASE IN CASH AND CASH EQUIVALENTS ..........................       (154,352)       (368,393)       (129,055)       (308,021)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD ...............        867,280         664,117         725,151         555,282
                                                                       ------------    ------------      ----------      ----------

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD .....................   (Won)712,928    (Won)295,724      $  596,096      $  247,261
                                                                       ============    ============      ==========      ==========

Cash paid for interest (net of amounts capitalized) ................   (Won) 96,693    (Won)100,211      $   80,847      $   83,788
                                                                       ============    ============      ==========      ==========

Cash paid for income taxes .........................................   (Won)376,761    (Won)393,720      $  315,018      $  329,197
                                                                       ============    ============      ==========      ==========

                            See accompanying Notes to
  Consolidated Financial Statements and Independent Accountants' Review Report

                      SK TELECOM CO., LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     SIX MONTHS ENDED JUNE 30, 2002 AND 2003

                                   (Unaudited)

1.  GENERAL

    SK Telecom Co., Ltd. (the "Company") was incorporated in March 1984 under the laws of Korea as a wholly-owned subsidiary of KT Corporation (formerly known as Korean Telecom Corp.), the Korean government-owned fixed-line telephone company, and is currently engaged in providing cellular telephone communication services. The Company's common shares and depositary receipts
    (DRs) are listed on the Korea Stock Exchange and the New York and London Stock Exchanges, respectively. As of June 30, 2003, the Company's largest shareholders are the SK Group (26.78%) and POSCO (formerly known as Pohang Iron & Steel Co., Ltd.) (7.62%).


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Significant accounting policies followed in preparing the accompanying consolidated financial statements are summarized as follows:

    a. Basis of Presentation

       The official accounting records of the Company are expressed in Korean won and are maintained in accordance with the relevant laws and regulations of Korea. The accounting principles and reporting practices followed by the Company and generally accepted in Korea ("Korean GAAP") may differ in certain respects from accounting principles and reporting practices generally accepted in other countries and jurisdictions. To conform more closely to presentations customary in filings with the Securities and Exchange Commission of the United States of America, the accompanying consolidated financial statements have been condensed, restructured and translated into English. The conversion into U.S. dollars was made at the rate of (Won)1,196.0 to US$1, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the six months ended June 30, 2003. Such conversion into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at the above or any other rate.

    b. Principles of Consolidation

       The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. 20% to 50% owned affiliates are accounted for by the equity method.

       The Company's subsidiaries are as follows:


                                                   Year of                                                Ownership
                     Subsidiary                 Establishment              Primary business             Percentage (%)
       -------------------------------------- ---------------- --------------------------------------- -----------------

       SK Teletech Co., Ltd..................       1995         Engineering and maintenance..........       61.66
       SK Capital Co., Ltd...................       1995         Finance..............................      100.00
       SK Telink Co., Ltd....................       1998         Telecommunication services...........       90.77
       SK Communications Corp................       1999         Internet website services............       94.17
       SK Wyverns Baseball Club..............       2000         Business related sports..............       99.99
       Centurion IT Investment Association...       2001         Investments..........................       37.50
       Global Credit and Information Corp....       1998         Credit and collection................       50.00
       Paxnet Inc............................       1999         Internet website services............       67.10
       SK Telecom International Inc..........       1995         Investments..........................      100.00
       SLD Telecom PTE Ltd...................       2000         Telecommunication services...........       53.80

    c. Use of Estimates

       The preparation of financial statements in conformity with accounting principles generally accepted in Korea and the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    d. Allowance for Doubtful Accounts

       The allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

       Activity in the allowance for doubtful accounts receivable -- trade for the six months ended June 30, 2002 and 2003 is as follows (in millions of Korean won):


                                                    Six months ended June 30,
                                                -------------------------------
                                                    2002                2003
                                                -----------         -----------
       Beginning balance....................    (Won)81,681         (Won)60,542
       Increase in allowance from newly
         consolidated subsidiaries..........             --                  --
       Additions............................         11,093               9,775
       Reductions...........................            (13)             (3,837)
                                                -----------         -----------
       Ending balance.......................    (Won)92,761         (Won)66,480
                                                ===========         ===========


    e. Inventories

       Inventories are stated at the lower of cost, determined using the moving average method, or net realizable value. Inventories consist of supplies for wireless telecommunication facilities, handsets and raw materials for handsets.

    f. Investment Securities

       Effective January 1, 2003, the Company and its subsidiaries adopted Statement of Korea Accounting Standards ("SKAS") No. 8, "Securities", and applied it retroactively, by reclassifying the accounts relating to securities in the consolidated financial statements for the year ended December 31, 2002, presented for comparative purposes in the accompanying consolidated financial statements. Such reclassification did not have an effect on the reported financial position of the Company and its subsidiaries as of December 31, 2002 or the results of their operations for the year ended December 31, 2002 and the six months ended June 30, 2002. This statement requires that certain investment securities be classified into three separate categories such as "trading securities", "available-for-sales securities", and "held-to-maturity securities", each with different accounting treatment.

       Trading securities are stated at fair value with gains or losses on valuation charged to current operations.

       Securities classified as available-for-sale are reported at fair value. Unrealized gains or losses on valuation of available-for-sale securities are included in capital adjustments and the unrealized gains or losses are reflected in net income when the securities are soldor if an impairment is other than temporary as discussed below. Equity securities without readily determinable fair value are stated at acquisition cost The declines in the fair value (or recoverable value) of individual available-for-sale securities below their acquisition or amortized cost that are other than temporary and where there is objective evidence of impairment, result in write-downs of the individual securities to their fair value. The related write-downs are recorded in current operations as loss on impairment of long-term investment securities.

       Held-to-maturity securities are presented at acquisition cost after premiums or discounts for debt securities are amortized or accreted, respectively. The Company and its subsidiaries recognize write-downs resulting from the other-than-temporary declines in the fair value below their book value on the balance sheet date where there is objective evidence of impairment. The related write-downs are recorded in current operations as loss on impairment of long-term investment securities.

       Trading securities are presented in the current asset section of the balance sheet, and available-for-sales and held-to-maturity securities are presented in the current and/or non-current asset section of the balance sheet as current portion of long-term investment securities and/or long-term investment securities.

    g. Investments with 20% or More Ownership Interest

       Investment securities of non-consolidated affiliated companies, in which the Company has a 20% or more ownership interest, are carried using the equity method of accounting, whereby the Company's initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company's portion of shareholders' equity of the investee. Differences between the purchase cost and net asset value of the investee are amortized over 20 years using the straight-line method. When applying the equity method of accounting, unrealized intercompany gains and losses are eliminated similar to the method used in preparing consolidated financial statements.

    h. Property and Equipment

       Property and equipment are stated at cost. Routine maintenance and repairs are expensed as incurred. Expenditures which result in an enhancement of the value or extension of the useful life of the facilities involved are capitalized.

       Depreciation is computed using the declining balance method (except for buildings and structures acquired on or after January 1, 1995 which are depreciated using the straight-line method) over the estimated useful lives (3i-30 years) of the related assets.

       Through 2002, interest expense and other financing charges for borrowings related to the manufacture or construction of property and equipment were capitalized until such manufacture or construction activities were complete. Effective January 1, 2003, in accordance with the application of SKAS No. 7, "Capitalization of Financing Costs", the Company changed the accounting policy for capitalization of interest costs to charge such interest expense and other financial charges to current operations as incurred. In accordance with this statement, this accounting change has been applied prospectively. If financing costs had been capitalized, total assets of the Company and its subsidiaries as of June 30, 2003 and net income for the six months then ended would have increased by
       (Won)9,132 million and (Won)6,420 million (net of income tax effect of (Won)2,712 million), respectively. For the six months ended June 30, 2002, the Company and its subsidiaries capitalized financing costs amounting to (Won)5,086 million.

    i. Intangible Assets

       Intangible assets are stated at cost less amortization computed using the straight-line method over 4 to 20 years.

       With its application for a license to provide IMT 2000 service, the Company has a commitment to pay (Won)1,300,000 million to the Ministry of Information Communication ("MIC"). SK IMT Co., Ltd., which was merged to the Company on May 1, 2003, paid (Won)650,000 million of this amount in March 2001 and the Company is required to pay the remainder over 10 years with an annual interest rate equal to the 3-year-maturity government bond rate minus 0.75% (3.41% as of June 30, 2003). The future payments are
       (Won)90,000 million in 2007, (Won)110,000 million in 2008, (Won)130,000 million in 2009, (Won)150,000 million in 2010 and (Won)170,000 million in 2011. On December 4, 2001, SK IMT received the IMT 2000 license from the MIC, and recorded the total license cost as an intangible asset. Amortization of the IMT license is to commence when the Company commences providing IMT 2000 service, and will be computed using the straight-line method over the estimated useful life of the IMT license which expires in December 2016. The Company determined the IMT license has a finite life, considering that renewal cost is expected to be substantial.

       Through 2002, interest expense and other financing charges for borrowings related to the purchase of intangible assets were capitalized until the assets were put in use. Effective January 1, 2003, in accordance with the application of SKAS No. 7, "Capitalization of Financing Costs", the Company changed the accounting policy for capitalization of interest costs to charge such interest expense and other financing charges to current operations as incurred. In accordance with this statement, this accounting change has been applied prospectively. If financing costs had been capitalized, total assets of the Company and its subsidiaries as of June 30, 2003 and net income for the six months then ended would have increased by (Won)20,965 million and (Won)14,738 million (net of income tax effect of (Won)6,227 million), respectively. For the six months ended June 30, 2002, the Company and its subsidiaries capitalized interest amounting to (Won)47,505 million relating to intangible assets.

    j. Discounts on Bonds

       Discounts on bonds are amortized to interest expense using the effective interest rate method over the redemption period of the bonds.

    k. Accrued Severance Indemnities

       In accordance with the policies of the Company and its subsidiaries, all employees with more than one year of service are entitled to receive severance indemnities, based on length of service and rate of pay, upon termination of their employment. Accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the balance sheet date.

       The Company and certain subsidiaries have deposits with insurance companies to fund the portion of the employees' severance indemnities which is in excess of the tax deductible amount allowed under the Corporate Income Tax Law, in order to take advantage of the additional tax deductibility for such funding. Such funding of severance indemnities in outside insurance companies, where the beneficiaries are their employees, totaling (Won)120,413 million and (Won)115,416 million as of December 31, 2002 and June 30, 2003, respectively, were deducted from accrued severance indemnities in accordance with Korean GAAP.

       In accordance with the Korean National Pension Fund Law, the Company and its domestic subsidiaries transferred a portion of its accrued severance indemnities to the National Pension Fund through March 1999. Such transfers, amounting to (Won)6,860 million and (Won)6,565 million as of December 31, 2002 and June 30, 2003, respectively, are deducted from accrued severance indemnities.

       Changes in accrued severance indemnities for the six months ended June 30, 2002 and 2003 are as follows (in millions of Korean won):


                                                    Six months ended June 30,
                                                -------------------------------
                                                    2002                2003
                                                -----------         -----------
       Beginning balance....................    (Won)61,620         (Won)48,519
       Provision............................         37,148              27,091
       Payments to employees................        (10,706)             (9,872)
       Capitalized as construction-
         in-progress........................             --                 885
       Increase in accrued severance
         indemnities from newly
         consolidated subsidiaries..........            177                  --
       Decrease (increase) in deposits for
         severance indemnities..............          3,480               4,997
                                                -----------         -----------
       Ending balance.......................    (Won)91,719         (Won)71,620
                                                ===========         ===========

    l. Accounting for Leases

       Lease agreements that include a bargain purchase option, result in the transfer of ownership at the end of the lease term, have a lease term equal to 75% or more of the estimated economic life of the leased property or where the present value of minimum lease payments equals or exceeds 90% of the fair value of the leased property, are accounted for as capital leases. All other leases are accounted for as operating leases.

       Assets and liabilities related to capital leases are recorded as property and equipment and obligations under capital leases, respectively, and the related interest is calculated using the effective interest rate method and charged to expense. For operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

    m. Research and Development Costs

       The Company and its subsidiaries charge substantially all research and development costs to expense as incurred. The Company and its subsidiaries incurred internal research and development costs of
       (Won)68,130 million and (Won)110,594 million for the six months ended June 30, 2002 and 2003, respectively, and external research and development costs of (Won)50,310 million and (Won)32,210 million for the six months ended June 30, 2002 and 2003, respectively.

    n. Income Taxes

       Deferred tax assets and liabilities are recorded for future tax consequences of operating loss carryforwards, tax credits and temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized to the extent that they are expected to be realizable. Deferred tax assets and liabilities are presented on the balance sheet as a single non-current net number.

    o. Net Income Per Share

       Net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period.

    p. Foreign-Based Operations' Translation Credit

       In translating the foreign currency financial statements of the Company's overseas subsidiaries into Korean won, the Company presents the translation gain as a foreign-based operations' translation credit in the capital adjustment section of the balance sheet. The translation gain arises from the application of different exchange rates; the year-end rate for balance sheet items except shareholders' equity, the historical rate for shareholders' equity and the daily average rate for statement of income items.

    q. Accounting for Foreign Currency Transactions

       The Company and its domestic subsidiaries maintain their accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. As allowed under Korean GAAP, monetary assets and liabilities denominated in foreign currencies are translated in the accompanying consolidated financial statements at the Base Rates announced by the Korean government on the balance sheet dates, which, for U.S. dollars, were (Won)1,200.4 to US$1 and (Won)1,193.1 to US$1 at December 31, 2002 and June 30, 2003, respectively. The resulting gains and losses arising from the translation or settlement of such assets and liabilities are included in current operations.

    r. Valuation of Long-Term Payables

       Long-term payables resulting from long-term installment transactions are stated at the present value of the expected future cash flows. Imputed interest amounts are recorded as a present value discount which are deducted directly from the related nominal payable balances. Such imputed interest is included in operations using the effective interest rate method over the redemption period.

    s. Accounting for Employee Stock Option Compensation Plan

       The Company adopted the fair value based method of accounting for its employee stock option compensation plan. The plan was established, effective as of March 17, 2000, to reward the performance of its management who have contributed, or have the ability to contribute, significantly to the Company (see Note 17). Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the current risk-free interest rate for the expected life of the option. However, as permitted under Korean GAAP, the Company excludes the volatility factor in estimating the value of its stock options, which results in measurement at minimum value. The total compensation cost of an option estimated at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the actual life of the option, dividends on the stock, or the risk-free interest rate.

    t. Unaudited Interim Financial Statements

       The accompanying unaudited interim financial statements reflect all adjustments which are, in the opinion of Company management, necessary for a fair statement of the results during the interim period presented.

3.  MERGER WITH SK IMT CO., LTD.

    On May 1, 2003, the Company merged with SK IMT Co., Ltd. ("SK IMT"), in accordance with a resolution of the Company's Board of Directors dated December 20, 2002 and the approval of shareholders of SK IMT dated February 21, 2003. The shareholders of SK IMT were entitled to exercise dissenter's right under Korean law. Shareholders holding 22,078,770 shares (or 36.8% of SK IMT's issued and outstanding shares) exercised such rights, and SK IMT repurchased the shares of these dissenting shareholders at a purchase price of (Won)27,400 per share, totaling (Won)604,958 million, before the completion of the merger with the Company. The exchange ratio of common stock between the Company and SK IMT was 0.11276 share of the Company's common stock with a par value of (Won)500 to 1 share of common stock of SK IMT with a par value of (Won)5,000. Using such exchange ratio, the Company distributed 126,276 shares of newly issued common stock to minority shareholders of SK IMT and the Company retired all shares of SK IMT owned by the Company and SK IMT upon the merger. The excess of acquired net assets over costs of (Won)9,919 million for the distribution of 126,276 shares of newly issued common stock to minority shareholders of SK IMT upon on the merger dated May 1, 2003, was recorded as an increase in capital surplus in accordance with Korean GAAP.

4.  INVESTMENT SECURITIES

    a. Trading securities

       Trading securities as of December 31, 2002 and June 30, 2003 are as follows (in millions of Korean won):


                                     December 31, 2002                        June 30, 2003
                                     -----------------     ---------------------------------------------------
                                       Fair value and
                                      carrying amount      Acquisition cost       Fair value     Carrying amount
                                      ----------------     ----------------      ------------     --------------

       Debt unit trusts..............     (Won)754,182       (Won)766,299        (Won)764,745      (Won)764,745
       Bank debentures...............               --             27,512              27,512            27,512
       Government or public bonds....               37                 36                  36                36
                                          ------------       ------------        ------------      ------------
                  Total..............     (Won)754,219       (Won)793,847        (Won)792,293      (Won)792,293
                                          ============       ============        ============      ============

    B. AVAILABLE-FOR-SALE EQUITY SECURITIES

       Available-for-sale equity securities as of December 31, 2002 and June 30, 2003 are as follows (in millions of Korean won, except for share data):


                                              December 31, 2002                       June 30, 2003
                                              -----------------    ---------------------------------------------------
                                                                     Ownership     Acquisition    Fair        Carrying
                                               Carrying amount     percentage (%)      cost       value        amount
                                              ----------------     --------------  -----------    -----       --------
      (INVESTMENTS IN LISTED COMPANIES)

      KT Corporation........................   (Won)  730,602              --        (Won)--     (Won)--  (Won)     --
      Digital Chosunilbo Co., Ltd...........            2,428            10.1          5,781       4,191         4,191
      Hanaro Telecom Inc....................           49,586             5.4        151,374      46,109        46,109
      Korea Radio Wave Basestation
        Management..........................            2,693             4.5          1,171       2,131         2,131
      SK Securities Co., Ltd................            5,052             1.1          5,550       2,995         2,995
                                               --------------                                             ------------
        sub-total...........................          790,361                                                   55,426
                                               --------------                                             ------------

      (INVESTMENTS IN NON-LISTED COMPANIES)

      Real Telecom Co., Ltd.................            5,981             9.9          5,981    (note a)         5,981
      Powercomm Co., Ltd....................          240,243             5.0        240,243    (note a)       240,243
      Japan MBCO............................           27,209            13.6         42,517    (note a)        42,517
      Enterprise Networks Co., Ltd..........           14,438             4.0         14,438    (note a)        14,438
      SK Life Insurance Co., Ltd............           14,890             9.5         14,890    (note a)        14,890
      Others................................           43,971                         66,166    (note a)        51,906
                                               --------------                                             ------------
        sub-total...........................          346,732                                                  369,975
                                               --------------                                             ------------

      (INVESTMENTS IN FUNDS)

      Korea IT Fund.........................          190,000                        190,000    (note a)       190,000
      Others................................            7,104                          7,176    (note a)         7,176
                                               --------------                                             ------------
        sub-total...........................          197,104                                                  197,176
                                               --------------                                             ------------
      Total.................................   (Won)1,334,197                                             (Won)622,577
                                               ==============                                             ============

      (note a) As a reasonable estimate of fair value could not be made without incurring excessive costs, it states at acquisition cost.

      The net unrealized loss on investments in common stock of KT Corporation, Digital Chosunilbo Co., Ltd., Hanaro Telecom, Inc., Korea Radio Wave Basestation Management and SK Securities Co., Ltd. as of December 31, 2002 totaling(Won)104,117 million and the net unrealized loss on investments in common stock of Digital Chousnilbo Co., Ltd., Hanaro Telecom Inc, Korea Radio Wave Basestation Management and SK Securities Co., Ltd. as of June 30, 2003, totaling(Won)108,450 million were recorded as a capital adjustment.

      On May 23, 2002, the Company acquired a 9.6% equity interest (29,808,333 shares of common stock) in KT Corporation for (Won)1,609 billion as a result of participation in the privatization of KT Corporation. The Company sold all of these shares on December 30, 2002 and January 10, 2003, under the Mutual Agreement on Stock Exchange between the Company and KT Corporation (See Note 26). The investments in 14,353,674 shares of KT Corporation's common stock as of December 31, 2002, which were not sold until January 10, 2003, were reported at the agreed sales price ((Won)50,900 per share) with unrealized losses amounting to
      (Won)44,496 million reported as impairment losses in the year ended December 31, 2002, as the declines in the carrying value was not recoverable.

       The net asset value of the Company's investments in the common stock of Powercomm Co., Ltd. was (Won)41,501 million as of June 30, 2003, which was (Won)198,742 million less than the carrying amount. However, no valuation allowance was provided for these investments as there is no objective evidence of impairment and the Company management expects the carrying amount of its investment to be recoverable in the future (See note 2(f)).

       The net asset value of SK Life Insurance Co. Ltd. as of June 30, 2003 was zero, which was(Won)14,890 million less than the carrying amount. However, no valuation allowance was provided for the equity investment or the subordinated bonds of SK Life Insurance Co., Ltd. as there is no objective evidence of impairment and the Company management expects the carrying amount of its investment to be recoverable in the future (See note 2 (f)).


    C. AVAILABLE-FOR-SALE DEBT SECURITIES

       Available-for-sale debt securities as of December 31, 2002 and June 30, 2003 are as follows (in millions of Korean won):


                                                                                      December 31, 2002         June 30, 2003
                                                                                      -----------------   ------------------------
                                                                                                           Acquisition    Carrying
                                                                        Maturity       Carrying amount         cost        amount
                                                                     --------------   -----------------   ------------   ---------
       Public bonds...........................................          (note a)            (Won)   586    (Won)  750   (Won)  750
       Convertible bonds of Real Telecom Co., Ltd.............        March, 2004                 9,514         9,514        9,514
       Convertible bonds of Eonex Technologies, Inc.(1st).....         May, 2003                  2,000            --           --
       Convertible bonds of Eonex Technologies, Inc.(2nd).....       December, 2003                  --         1,500        1,500
       Convertible bonds of Eonex Technologies, Inc.(3rd).....       January, 2005                    -         3,600        3,600
       Other convertible bonds................................                                      400           200          200
                                                                                      -----------------                 ----------
       Total..................................................                                   12,500                     15,564
       Less current portion of available-for-sale
         debt securities......................................                                   (2,000)                   (11,014)
                                                                                      -----------------                 ----------
       Long-term available-for-sale debt securities...........                              (Won)10,500                 (Won)4,550
                                                                                      =================                 ==========




       (note a) The maturities of public bonds as of December 31, 2002 and June
                30, 2003 are as follows (in millions of Korean won):


                             Maturity                        December 31, 2002              June 30, 2003
               -------------------------------------     -------------------------     ------------------------
               Within five years....................                      (Won)583                     (Won)690
               Within ten years.....................                             3                           60
                                                         -------------------------     ------------------------

                                                                          (Won)586                     (Won)750
                                                         =========================     ========================

      The convertible bonds of Eonex Technologies, Inc. (2nd) with a principal amount of (Won)1,500 million can be converted into 25,000 shares of common stock of Eonex Technologies, Inc. at (Won)60,000 per share over the period from June 16, 2003 to December 30, 2003.

      The convertible bonds of Eonex Technologies, Inc. (3rd) with a principal amount of (Won)3,600 million can be converted into 48,000 shares of common stock of Eonex Technologies, Inc. at (Won)75,000 per share over the period from July 30, 2003 to January 29, 2005.

   d. Held-to-maturity securities

      Held-to-maturity securities as of December 31, 2002 and June 30, 2003 are as follows (in millions of Korean won):

                                                                      December 31, 2002       June 30, 2003
                                                                      -----------------   ---------------------
                                                                                          Acquisition  Carrying
                                                      Maturity        Carrying amount        cost       amount
                                                   ---------------    ---------------    -----------  ---------
      Subordinated bonds of
        SK Life Insurance Co., Ltd...........        April, 2006         (Won)50,000    (Won)50,000   (Won)50,000
      Subordinated bonds of
        Nate First Special Purpose Company...        June, 2003               40,506             --            --
      Subordinated bonds of
        Nate Second Special Purpose Company..       December, 2003            27,761         27,761        27,761
      Subordinated bonds of
        Nate Third Special Purpose Company...         May, 2004                   --         27,464        27,464
                                                                         -----------                  -----------
      Total..................................                                118,267                      105,225
      Less current portion of
        held-to-maturity securities..........                                (68,267)                     (55,225)
                                                                         -----------                  -----------
      Long-term held-to-maturity securities..                            (Won)50,000                  (Won)50,000
                                                                         ===========                  ===========

      On June 20, 2002, December 3, 2002 and May 2, 2003, the Company sold
      (Won)631,447 million, (Won)650,641 million and 577,253 million, respectively, of accounts receivable resulting from its mobile phone dealer financing plan to Nate First Special Purpose Company, Nate Second Special Purpose Company and Nate Third Special Purpose Company, respectively, in asset-backed securitization transactions. In the course of these transactions, the Company acquired subordinate bonds issued by Nate First Special Purpose Company, Nate Second Special Purpose Company and Nate Third Special Purpose Company, for (Won)40,506 million,
      (Won)27,761 million and 27,464 million, respectively, in order to enhance the credit of bonds issued by Nate First Special Purpose Company, Nate Second Special Purpose Company and Nate Third Special Purpose Company (See note 22(d)).

5.  EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD

    Equity securities accounted for using the equity method as of December 31, 2002 and June 30, 2003 are as follows (in millions of Korean won):


                                             December 31, 2002                    June 30, 2003
                                            ------------------   -----------------------------------------------------
                                                 Carrying          Ownership      Acquisition      Net        Carrying
                                                  amount         percentage (%)      cost         assets       amount
                                            ------------------   --------------   ------------    ------      --------
    SK C&C Co., Ltd.......................     (Won)39,687            30.0       (Won)19,071   (Won)29,147  (Won)35,032
    VCASH.................................           2,232            27.8             4,170         1,627        1,627
    STIC IT Venture Capital...............           6,884            28.3             8,000         6,683        6,683
    Skytel Co., Ltd.......................           2,576            25.3             2,159         2,688        2,688
    SK China Company, Ltd.................           3,482            20.7             3,195         3,461        3,461
    Eonex Technologies, Inc...............           4,615            16.8             3,600            --           --
    Widerthan.com.........................           1,750            20.0             1,000         2,501        2,501
    SKT-HP Ventures, LLC..................           5,990            50.0             6,415         5,940        5,940
    SKT QC Wireless Development Fund, LLC.           5,993            50.0             6,540         5,910        5,910
    Other investments in affiliates.......           8,038                            12,577                     12,708
                                               -----------                                                  -----------
                                               (Won)81,247                                                  (Won)76,550
                                               ===========                                                  ===========


     As allowed under Korean GAAP, investments in equity securities of AirCross Co., Ltd., Daegu Electronics Co., Ltd. and others were not accounted for using the equity method of accounting, as their total assets at the beginning of the fiscal year were less than(Won)7 billion.

     Details of the changes in investments in affiliates accounted for using the equity method for the six months ended June 30, 2002 and 2003 are as follows (in millions of Korean won):


                                                          For the six months ended June 30, 2002
                                    -----------------------------------------------------------------------------------------
                                                                            Equity in
                                                                             capital
                                                               Equity in   surplus and
                                     Beginning                  earnings     capital      Dividends                 Ending
                                      balance    Acquisition    (losses)   adjustments    received    Decrease      Balance
                                     ---------   -----------   ---------   -----------    ---------   --------      -------
     SK C&C Co., Ltd.............   (Won)43,475    (Won)--     (Won)9,510   (Won)6,048    (Won)(600)        --    (Won)58,433
     VCASH.......................         3,417         --           (631)          (4)          --         --          2,782
     STIC IT Venture Capital.....         8,038         --           (183)          --           --         --          7,855
     Skytel Co., Ltd.............         2,352        675             --         (204)          --         --          2,823
     SK China Co., Ltd...........         3,869         --             --         (362)          --         --          3,507
     Eonex Technologies, Inc.....         3,600         --         (1,006)       1,625           --         --          4,219
     Widerthan.com...............         1,000         --            130           (3)          --         --          1,127
     SKT-HP Ventures, LLC........         6,415         --             --           --           --         --          6,415
     SKT QC Wireless
       Development Fund, LLC.....         6,540         --            (24)        (530)          --         --          5,986
                                    -----------   --------      ----------   ----------   ---------   --------    -----------
                                    (Won)78,706   (Won)675      (Won)7,796   (Won)6,570   (Won)(600)        --    (Won)93,147
                                    ===========   ========      ==========   ==========   =========   ========    ===========


                                                                For the six months ended June 30, 2003
                                   -----------------------------------------------------------------------------------------------
                                                               Equity in      Equity in
                                                  Equity in    beginning   capital surplus
                                   Beginning      earnings     retained      and capital    Dividends     Decrease       Ending
                                    balance       (losses)     earnings      adjustments    received      (note a)       balance
                                   ---------     ----------    ---------   ---------------- ---------     --------       -------
    SK C&C Co., Ltd. ..........   (Won)39,687    (Won)1,700    (Won) --     ((Won)5,755)    (Won)600)    (Won)    --   (Won)35,032
    VCASH......................         2,232          (621)         --              16           --              --         1,627
    STIC IT Venture Capital....         6,884          (179)         (2)            (20)          --              --         6,683
    Skytel Co., Ltd. ..........         2,576           162          --             (50)          --              --         2,688
    SK China Company, Ltd. ....         3,482            --          --             (21)          --              --         3,461
    Eonex Technologies, Inc....         4,615           (22)         --           1,989           --          (6,582)           --
    Widerthan.com..............         1,750           751          --              --           --              --         2,501
    SKT-HP Ventures, LLC.......         5,990           (27)         --             (23)          --              --         5,940
    SKT QC Wireless
      Development Fund, LLC....         5,993           (48)         --             (35)          --              --         5,910
                                  -----------    ----------     -------     -----------     ---------    -----------   -----------
                                  (Won)73,209    (Won)1,716     ((Won)2)    ((Won)3,899)    ((Won)600)   ((Won)6,582)  (Won)63,842
                                  ===========    ==========     =======     ===========     =========    ===========   ===========

   (note a) As the Company's ownership in Eonex Technologies decreased from 22.5% to 16.8%, during the first quarter of 2003, investments in common stock of Eonex Technologies, Inc. were reclassified to available-for-sale securities at the end of the first quarter of 2003.

6.  LOANS TO EMPLOYEES

    Short-term and long-term loans to employees as of December 31, 2002 and June 30, 2003 are as follows (in millions of Korean won):


                                                                           December 31, 2002     June 30, 2003
                                                                           -----------------     -------------
    Loans to employees' stock ownership association.....................       (Won)45,906        (Won)40,401
    Loans to employees for housing and other (3-4%).....................            10,556              9,608
                                                                               -----------        -----------
                                                                               (Won)56,462        (Won)50,009
                                                                               ===========        ===========

7.  PROPERTY AND EQUIPMENT

    Property and equipment at December 31, 2002 and June 30, 2003 consists of the following (in millions of Korean won):


                                                    Useful lives
                                                       (years)         December 31, 2002       June 30, 2003
                                                    -----------        -----------------       -------------
    Land.......................................                        (Won)   439,915       (Won)   442,990
    Buildings and structures...................         15-30                  977,045             1,020,214
    Machinery..................................          3-6                 6,998,088             7,617,983
    Vehicles...................................          3-4                    19,368                19,692
    Other......................................          3-4                   878,006               758,859
    Construction in progress...................                                352,932               267,130
                                                                        --------------        --------------

    Acquisition cost...........................                              9,665,354            10,126,868
    Less accumulated depreciation..............                             (5,095,937)           (5,724,745)
                                                                        --------------        --------------
    Property and equipment, net................                         (Won)4,569,417        (Won)4,402,123
                                                                        ==============        ==============

    The government's declared standard value of land owned as of December 31, 2002 and June 30, 2003 are (Won)356,360 million and (Won)358,649 million, respectively.

    Details of change in property and equipment for the six months ended June 30, 2003 are as follows (in millions of Korean won):


                                  Beginning                                                                             Ending
                                   balance       Acquisition      Disposal        Transfer        Depreciation          balance
                                  ---------      -----------      --------        --------        ------------          -------

    Land......................  (Won)  439,915   (Won)  3,391   ((Won)1,747)    (Won)   1,431     (Won)      --     (Won)  442,990
    Buildings and structures..         778,832          5,389        (1,675)           39,880           (19,439)           802,987
    Machinery.................       2,475,663         47,738        (1,375)          577,127          (571,274)         2,527,879
    Vehicles..................           6,353            795           (95)               40            (1,534)             5,559
    Other.....................         515,722        240,213        (2,137)         (351,604)          (46,616)           355,578
    Construction in progress..         352,932        197,971            --          (283,773)               --            267,130
                                --------------    -----------   -----------      ------------     -------------     --------------
        Total.................  (Won)4,569,417   (Won)495,497   ((Won)7,029)     ((Won)16,899)    ((Won)638,863)    (Won)4,402,123
                                ==============    ===========   ===========      ============     =============     ==============


8.  INTANGIBLE ASSETS

    Intangible assets as of December 31, 2002 and June 30, 2003 consist of the following (in millions of Korean won).


                                       December 31, 2002                           June 30, 2003
                                       -----------------      ---------------------------------------------------------
                                                                Acquisition           Accumulated           Carrying
                                        Carrying amounts            cost              amortization          amounts
                                        ----------------        -----------           ------------          --------
    Goodwill......................        (Won)2,255,868       (Won)2,394,532        ((Won)205,959)      (Won)2,188,573
    Software development costs....                91,337              167,080              (58,699)             108,381
    IMT license...................             1,259,253            1,259,253                   --            1,259,253
    Other.........................               114,777              267,656             (164,869)             102,787
                                          --------------       --------------        -------------       --------------
                                          (Won)3,721,235       (Won)4,088,521        ((Won)429,527)      (Won)3,658,994
                                          ==============       ==============        =============       ==============

    Details of changes in intangible assets for the six months ended June 30, 2003 are as follows (in millions of Korean won):


                                    Beginning                                                                         Ending
                                     balance        Acquisition       Disposal       Transfer    Amortization         balance
                                    --------        -----------       --------       --------    ------------         -------
    Goodwill....................  (Won)2,255,868     (Won)    --     (Won)  --     ((Won)  110)  ((Won)67,185)    (Won)2,188,573
    Software development costs..          91,337           6,351            --          26,014        (15,321)           108,381
    IMT license.................       1,259,253              --            --              --             --          1,259,253
    Other.......................         114,777           6,598          (257)         (2,360)       (15,971)           102,787
                                  --------------     -----------     ---------     -----------   ------------     --------------
                                  (Won)3,721,235     (Won)12,949     ((Won)257)    (Won)23,544   ((Won)98,477)    (Won)3,658,994
                                  ==============     ===========     =========     ===========   ============     ==============

9.  BONDS PAYABLE

    Bonds payable as of December 31, 2002 and June 30, 2003 are as follows (in millions of Korean won and thousands of U.S. dollars):


                                                          Maturity     Annual interest
                                                            year           rate (%)        December 31, 2002     June 30, 2003
                                                          --------     ---------------     -----------------     -------------
    Domestic general bonds............................      2003         5.0-9.9                     910,000            830,000
              ".......................................      2004         5.0-7.0                   1,120,000          1,120,000
              ".......................................      2005           6.0                       500,000            500,000
              ".......................................      2006           6.0                       400,000            400,000
              ".......................................      2007         5.0-6.0                     700,000            700,000
              ".......................................      2008           5.0                             -            300,000
    Dollar denominated bonds..........................      2004          7.75                       240,173            238,713
                                                                                                 (US$200,078)       (US$200,078)
    Bonds with stock purchase warrants (US$4,000).....      2006     6M Libor - 0.3                    5,054              5,137
                                                                                              --------------     --------------
                                                                                                   3,875,227          4,093,850
    Less: Discounts on bonds..........................                                               (60,467)           (52,272)
                                                                                              --------------     --------------
    Net...............................................                                             3,814,760          4,041,578
    Less portion due within one year..................                                              (906,264)        (1,285,398)
                                                                                              --------------     --------------
    Long-term portion ................................                                        (Won)2,908,496     (Won)2,756,180
                                                                                              ==============     ==============


    As of June 30, 2003, the six month London interbank offered rate (Libor) is 1.12%.

    All of the above bonds will be paid in full at maturity.

    The bonds with stock purchase warrants were issued on December 11, 2001 by Paxnet Co., Ltd., in which the Company purchased a 67.1% interest in December 2002. The stock purchase warrants are detachable and the bonds are unsecured overseas public bonds. These bonds are redeemable for cash at the option of the bondholders for 3 years after the issuance date, at 114.79% of the principal amount. The stock purchase warrants may be exercised at any time after 3 months from the issuance date and up to 1 month before the maturity date of the bonds. As of June 30, 2003, the exercise price per common share of Paxnet Co., Ltd. is (Won)5,000. Unless either previously redeemed or exercised, the bonds will be redeemed on December 11, 2006, with a guaranteed annual interest rate of 6M Libor + 4.35%.

10. LONG-TERM BORROWINGS

    Long-term borrowings as of December 31, 2002 and June 30, 2003 are as follows (in millions of Korean won and thousands of U.S. dollars):


                                             Final        Annual interest
                  Lender                 maturity year        rate (%)        December 31, 2002     June 30, 2003
    ----------------------------------- ---------------   ---------------     -----------------     -------------
    Korea Development Bank.............     2004          3M Libor + 3.45          US$13,434           US$8,956
    Woori Bank.........................     2005           Floating rate               6,815              5,452
                                                                                 -----------         ----------
    Total in foreign currency..........                                            US$20,249          US$14,408
                                                                                 -----------         ----------
    Equivalent in Korean won...........                                          (Won)24,307        (Won)17,190
    Less portion due within one year...                                              (14,023)           (13,938)
                                                                                 -----------         ----------
    Long-term portion..................                                          (Won)10,284         (Won)3,252
                                                                                 ===========         ==========

    At June 30, 2003, the 3M Libor and Woori Bank's floating rate are 1.11% and 2.72%, respectively.

    The future maturities of long-term borrowings in foreign currency at June 30, 2003 are as follows (in millions of Korean won and thousands of U.S. dollars):

                                            Long-term borrowings in foreign currency
      Twelve months                     ---------------------------------------------------
     Ending June 30,                    Foreign currency              Korean Won equivalent
     ---------------                    ----------------              ---------------------
          2004...............              US$11,682                       (Won)13,938
          2005...............                  2,726                             3,252
                                           ---------                       -----------
                                           US$14,408                       (Won)17,190
                                           =========                       ===========

11. FACILITY DEPOSITS

    The Company receives facility guarantee deposits from customers of cellular services at the subscription date. The Company has no obligation to pay interest on these deposits and returns all amounts to subscribers upon termination of the subscription contract.

    Long-term facility guarantee deposits as of December 31, 2002 and June 30, 2003 are as follows (in millions of Korean won, except deposit per subscriber amounts):


          Service type            Deposit per subscriber           December 31, 2002          June 30, 2003
          ------------            ----------------------           -----------------          -------------
    Cellular..............             (Won)200,000                  (Won)46,850               (Won)43,676

    The Company offers existing and new cellular subscribers the option of obtaining facility insurance from Seoul Guarantee Insurance Company ("SGIC") in lieu of the facility deposit. Existing subscribers who elect this option are refunded their facility deposits. As a result of this arrangement, the balance of facility guarantee deposits has been decreasing.

12. LEASES

    The Company and its subsidiaries lease certain machinery and equipment under capital leases. The Company and its subsidiaries have an option to acquire the leased machinery and equipment, free of charge, upon termination of the lease period. The capitalized cost and accumulated depreciation related to these leased assets as of June 30, 2003 are (Won)11,094 million and
    (Won)6,788 million, respectively, and depreciation expense for the six months ended June 30, 2002 and 2003 were (Won)494 million and (Won)921 million, respectively.

    Future minimum payments under capital leases as of June 30, 2003 are as follows (in millions of Korean won):


            Twelve months
           Ending June 30,                 Principal                   Interest                   Total
           ---------------                 ---------                   --------                   -----
    2004.....................              (Won)461                    (Won)17                  (Won)478

    As of June 30, 2003, the Company and its subsidiaries leased certain machinery and equipment under operating leases. The minimum annual lease payables under operating leases are as follows (in millions of Korean won):


            Twelve months                Lease payable               Lease payable
           Ending June 30,               in Korean won            in foreign currency              Total
           ---------------               -------------            -------------------              -----
    2004......................             (Won)368                    (Won)600                  (Won)968

    Lease expense for the six months ended June 30, 2002 and 2003 were
    (Won)3,901 million and 1,179 million, respectively.

13. ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

    The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable and long-term borrowings denominated in foreign currencies described in Notes 9 and 10) as of December 31, 2002 and June 30, 2003 are as follows (in millions of Korean won, thousands of U.S. dollars, thousands of HK dollars, thousands of Japanese yen, thousands of Singaporean dollars, thousands of Euros, thousands of Great Britain pounds, thousands of Chinese Yuan and thousands of Australian dollars):

                                                    Foreign currencies                     Korean won equivalent
                                            -----------------------------------     ----------------------------------
                                            December 31, 2002     June 30, 2003     December 31, 2002    June 30, 2003
                                            -----------------     -------------     -----------------    -------------
    Cash and cash equivalents.............       US$46,025           US$8,812         (Won) 55,247        (Won)10,513
                                                   (Yen)12             (Yen)9                   --                 --
                                                      EUR2               EUR2                    3                  3
    Short-term financial instruments......       US$35,281          US$31,286               42,351             37,327
    Accounts receivable -- trade..........       US$19,477           US$7,921               23,382              9,451
                                                  (Yen)240                 --                    2                 --
    Accounts receivable -- other..........        US$9,639           US$5,700               11,571              6,801
    Guarantee deposits....................          US$187             US$192                  225                230
                                                                                      ------------        -----------
    Total.................................                                            (Won)132,781        (Won)64,325
                                                                                      ============        ===========
    Accounts payable -- trade.............       US$23,975          US$13,024         (Won) 28,779        (Won)15,539
                                            (Yen)1,198,724       (Yen)654,683               12,141              6,523
                                                    EUR180                 --                  227                 --
    Short-term borrowings.................       US$32,928          US$18,983               39,526             22,649
                                            (Yen)2,603,467     (Yen)1,267,736               26,370             12,632
    Accounts payable -- other.............       US$37,228          US$ 1,921               44,689              2,292
                                              (Yen)229,641        (Yen)15,027                2,326                150
                                                    HK$825             HK$336                  127                 51
                                                     CNY61              CNY69                    9                 10
                                                      GBP1              GBP33                    1                 65
                                                     SG$24              SG$13                   17                  9
                                                      EUR8               EUR3                   11                  4
                                                      AU$1               AU$1                    1                  1
    Obligation under capital leases
      including current portion..........           US$482             US$296                  578                353
                                                                                      ------------        -----------
    Total................................                                             (Won)154,802        (Won)60,278
                                                                                      ============        ===========

14. CAPITAL STOCK AND CAPITAL SURPLUS

    The Company's outstanding capital stock consists entirely of common stock with a par value of (Won)500. The number of authorized, issued and outstanding common shares as of December 31, 2002 and June 30, 2003 are as follows:


                                                                    December 31, 2002           June 30, 2003
                                                                    -----------------           -------------
     Authorized shares.................................                 220,000,000              220,000,000
     Issued shares.....................................                  89,152,670               84,821,311
     Outstanding shares, net of treasury stock.........                  79,842,063               76,058,908

    The number of authorized shares of preferred stock as of June 30, 2003 is 5,500,000 shares, none of which is outstanding as of June 30, 2003.

    Significant changes in common stock and additional paid-in capital for the six months ended June 30, 2003 are as follows (in millions of Korean won, except for share data):


                                                               Number of
                                                             shares issued                           Additional
                                                                (note 1)         Common stock      paid-in capital
                                                             -------------       ------------      ---------------
      At December 31, 2001.............................         89,152,670        (Won)44,576       (Won)3,736,253
                                                                ==========        ===========       ==============
      At December 31, 2002.............................         89,152,670        (Won)44,576       (Won)3,736,253
        Retirement of treasury stock...................         (4,457,635)                --                   --
        Issuance of common stock for the merger with
          SK IMT (see Note 3)..........................            126,276                 63               21,846
                                                                ----------        -----------       --------------
      At June 30, 2003.................................         84,821,311        (Won)44,639       (Won)3,758,099
                                                                ==========        ===========       ==============

    The details of other capital surplus as of December 31, 2002 and June 30, 2003 are as follows (in millions of Korean won):


                                                                     December 31, 2002           June 30, 2003
                                                                     -----------------           -------------
      Consideration for stock warrants (note 1).......                 (Won)  6,241               (Won)  6,241
      DR premium (note 2).............................                        6,051                      6,051
      Excess unallocated purchase price (note 3)......                     (946,146)                  (936,227)
      Gain on disposal of treasury stock (note 4).....                       81,984                     81,984
      Other (note 5)..................................                           (1)                    (4,350)
                                                                       -------------             -------------
                                                                       ((Won)851,871)            ((Won)846,301)
                                                                       =============             =============


    (note 1) Consideration for stock warrants was reclassified to other capital surplus as of the date the stock warrants were exercised.

    (note 2) In 1996, the Company received a premium of (Won)6,051 million upon issuance of depositary receipts (DRs) in exchange for 129,476 shares of common stock beneficially owned by a foreign shareholder, Tiger Management LLC.

    (note 3) The excess unallocated purchase price of (Won)299,121 million for the additional 19.2% equity interest of Shinsegi Telecomm, Inc. acquired in 2001 and (Won)647,069 million for the distribution of 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc. upon the merger dated January 13, 2002, were deducted from other capital surplus, in accordance with Korean GAAP. The excess of acquired net assets over costs of (Won)9,963 million for the distribution of 126,276 shares of new issued common stock to minority shareholders of SK IMT Co., Ltd. upon the merger dated May 1, 2003 was added to other capital surplus in accordance with Korean GAAP.

    (note 4) The gain on disposal of treasury stock of (Won)81,984 million resulting from the distribution of treasury stock to minority shareholders of Shinsegi Telecomm, Inc. upon the merger dated January 13, 2002 was recorded as an increase in other capital surplus.

    (note 5) The Company's other capital surplus was increased or decreased to reflect the Company's share of an increase or decrease in capital surplus of affiliated companies which are accounted for by the equity method in the Company's consolidated financial statements.

15. RETAINED EARNINGS

    The details of retained earnings as of December 31, 2002 and June 30, 2003 are as follows (in millions of Korean won):


                                                                December 31, 2002        June 30, 2003
                                                                -----------------        -------------
    Legal reserve...................................             (Won)   17,200         (Won)   22,288
    Reserve for improvement of financial structure..                     33,000                 33,000
    Reserve for loss on foreign investment..........                     29,192                     --
    Reserve for loss on disposal of treasury stock..                    240,000                221,198
    Reserve for research and manpower development...                    365,300                559,198
    Reserve for business rationalization............                    169,493                     --
    Reserve for business expansion..................                  2,525,737              3,908,138
    Other...........................................                  1,493,283                (10,960)
                                                                 --------------         --------------
                                                                 (Won)4,873,205         (Won)4,732,862
                                                                 ==============         ==============

    a. Legal Reserve

       The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends for each accounting period until the reserve equals 50% of outstanding capital stock. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

    b. Reserve for Improvement of Financial Structure

       The Financial Control Regulation for listed companies in Korea requires that at least 10% of net income (net of accumulated deficit), and an amount equal to net gains (net of related income taxes, if any) on the disposal of property and equipment be appropriated as a reserve for improvement of financial structure until the ratio of stockholders' equity to total assets reaches 30%. The reserve for improvement of financial structure may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

    c. Reserves for Loss on Foreign Investment, Loss on Disposal of Treasury Stock and Research and Manpower Development

       Reserves for loss on foreign investment, loss on disposal of treasury stock and research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures. These reserves will be unappropriated from appropriated retained earnings in accordance with the relevant tax laws. Such unappropriation will be included in taxable income in the year of unappropriation.

    d. Reserves for Business Rationalization and Business Expansion

       The reserves for business rationalization and business expansion are voluntary and were approved by the board of directors and shareholders.

16. TREASURY STOCK

    Upon issuance of stock dividends and new common stock, the Company acquired fractional shares totaling 73,636 shares through 2000. In addition, the Company acquired 3,566,100 shares of treasury stock in the market for
    (Won)789,667 million in 2001 in order to stabilize the market price of its stock.

    On October 26, 2001 in accordance with the approval of its board of directors, the Company established trust funds with four Korean banks with a total funding of (Won)1.3 trillion for the purpose of acquiring its shares at market prices. These funds purchased 2,674,580 shares of the Company's common stock, or approximately 3.0% of its outstanding shares, from KT Corporation for (Won)669,982 million on November 6, 2001 and 1,367,180 shares of the Company's common stock from SK Global Co., Ltd. for
    (Won)350,698 million on January 31, 2002.

    A loss on disposal of treasury stock of (Won)155 million resulted from the disposal of 155,050 shares of treasury stock for (Won)38,685 million in 2001 that had been acquired through the trust fund. The loss was reflected as a direct adjustment to unappropriated retained earnings.

    On January 13, 2002, the Company merged with Shinsegi Telecomm, Inc. and distributed 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc. The cost of the treasury stock distributed was
    (Won)584,646 million. Upon the merger with Shinsegi Telecomm, Inc., the Company acquired fractional shares totaling 4,179 shares for (Won)1,036 million. On December 30, 2002, the Company acquired 4,457,635 shares of the Company's common stock from KT Corporation for (Won)999,509 million under the Mutual Agreement on Stock Exchange between the Company and KT Corporation (see Note 26). The Company retired such treasury shares on January 6, 2003 in accordance with a resolution of the board of directors dated December 26, 2002 and reduced unappropriated retained earnings by
    (Won)1,009,632 million net of a tax effect of (Won)10,123 million in accordance with Korean Commercial Laws.

    On January 10, 2003, the Company acquired 3,809,288 shares of the Company's common stock from KT Corporation for (Won)854,134 million under the Mutual Agreement on Stock Exchange between the Company and KT Corporation. On February 3, 2003, the Company acquired fractional shares totaling 52 shares for (Won)13 million which resulted from the merger with Shinsegi Telecomm, Inc., and on May 13, 2003, the Company acquired fractional shares totaling 91 shares for (Won)16 million which resulted from the merger with SK IMT Co., Ltd.

    On June 30, 2003, in accordance with the resolution of board of directors dated June 24, 2003, we announced a stock repurchase program to acquire 2,544,600 shares of our common stock in the market in order to enhance our stockholders' interest and to stabilize our stock price. Pursuant to the program, from June 30, 2003 to August 11, 2003 we acquired a total of 2,544,600 shares of our outstanding common stock for a total purchase price of Won 524.4 billion. The shares were acquired at market prices on different dates and all of the shares so acquired were cancelled on August 20, 2003.

17. STOCK OPTIONS

    On March 17, 2000, March 16, 2001 and March 8, 2002, in accordance with the approval of its stockholders, the Company granted stock options to its management, representing 17,800 shares at an exercise price of (Won)424,000 per share, 43,820 shares at an exercise price of (Won)211,000 per share and 65,730 shares at an exercise price of (Won)267,000 per share. The stock options will become exercisable after three years from the date of grant and shall be exercised within two years from the first exercisable date. If the employees leave the Company within three years after the grant of stock options, the Company may cancel the stock options awarded. Upon exercise of stock options, the Company will issue its common stock. There were no forfeited or expired stock options for the six months ended June 30, 2002 and 2003.

    The value of stock options granted is determined using the Black-Scholes option-pricing model, without considering a volatility factor in estimating the value of its stock options, as permitted under Korean financial accounting standards. The following assumptions are used to estimate the fair value of options granted in 2000, 2001 and 2002; risk-free interest rate of 9.1% for 2000, 5.9% for 2001 and 6.2% for 2002; expected life of three years for 2000, 2001 and 2002; expected dividend of (Won)500 for 2000, 2001 and 2002. Under these assumptions, total compensation cost is measured at (Won)1,533 million for options granted in 2000, (Won)237 million for options granted in 2001 and (Won)3,247 million for options granted in 2002 and is recognized over the service period (three years). Such compensation cost of (Won)656 million and (Won)708 million for the six months ended June 30, 2002 and 2003, respectively, was charged to current operations and recorded as a capital adjustment.

     The pro forma net income and net income per common share, if the Company had not excluded the volatility factor (expected volatility of 66.8% for options granted in 2000, 67.5% for options granted in 2001 and 63.0% for options granted in 2002) in estimating the value of its stock options, for the six months ended June 30, 2002 and 2003 are as follows:

                                                                       2002                   2003
                                                                   ------------         --------------
      Pro forma net income
        (in millions of Korean won)...................             (Won)906,439         (Won)1,021,028
      Pro forma net income per common share...........                   10,754                 13,390

     The fair value of options granted in 2000, 2001 and 2002 is
     (Won)209,993, (Won)83,511 and (Won)32,257 per share, respectively.

18. OPERATING EXPENSES

    The details of operating expenses for the six months ended June 30, 2002 and 2003 are as follows (in millions of Korean won):


                                                                       2002                   2003
                                                                   ------------           ------------
      Labor...........................................           (Won)  174,825         (Won)  198,808
      Commissions.....................................                  888,140              1,084,312
      Depreciation and amortization...................                  675,990                737,340
      Network interconnection.........................                  374,488                412,074
      Leased line.....................................                  144,340                151,404
      Advertising.....................................                  180,179                195,565
      Cost of goods and materials sold................                  238,846                277,612
      Other...........................................                  342,128                371,576
                                                                 --------------         --------------
                                                                 (Won)3,018,936         (Won)3,428,691
                                                                 ==============         ==============


19. INCOME TAXES

    The provision for income taxes for the six months ended June 30, 2002 and 2003 consists of the following (in millions of Korean won):


                                                                       2002                    2003
                                                                   ------------            ------------
      Currently payable...............................             (Won)414,272            (Won)421,363
      Deferred........................................                    6,487                  28,278
                                                                 --------------         ---------------
      Recorded income taxes...........................             (Won)420,759            (Won)449,641
                                                                 ==============         ===============

     The following is a reconciliation between financial accounting income and taxable income, together with a computation of income taxes, for the six months ended June 30, 2002 and 2003 (in millions of Korean won):


                                                                         2002                     2003
                                                                    --------------           --------------
     Income before income taxes ...............................     (Won)1,347,238           (Won)1,479,540
     Additions (deductions):
       Allowance for bad debts.................................                456                    4,690
       Loss on impairment of investment securities.............                419                  (52,744)
       Accrued interest income.................................             (3,299)                  (3,363)
       Foreign exchange loss...................................             (3,991)                  (4,225)
       Depreciation............................................                 --                   (4,454)
       Equity in earnings of affiliates........................             (7,796)                  (1,716)
       Amortization of goodwill................................             64,394                   64,331
       Loss on impairment of tangible assets and intangible....              7,733                    7,031
       Tax-free reserves.......................................                 --                  (62,098)
       Net operating loss carryforwards........................             (7,060)                    (815)
       Other...................................................             34,086                   41,955
                                                                    --------------           --------------
     Net taxable income........................................     (Won)1,432,180           (Won)1,468,132
                                                                    ==============           ==============

     Corporate income taxes at statutory Korean corporate
       income tax rates of 27%.................................            386,653                  396,324
     Tax credit for investments, technology
       and human resource development and others...............            (12,047)                 (15,914)
                                                                    --------------           --------------
     Corporate income taxes payable............................            374,606                  380,410
     Resident surtax payable...................................             37,460                   38,041
     Special surtax for agriculture and fishery industries
       and other...............................................              2,206                    2,912
                                                                    --------------           --------------
     Total income taxes payable ...............................     (Won)  414,272           (Won)  421,363
                                                                    ==============           ==============

    The difference between income taxes computed using the statutory Korean corporate income tax rates and the recorded income taxes for the six months ended June 30, 2002 and 2003 is attributable to the following (in millions of Korean won):

                                                                             2002                2003
                                                                         -------------       ------------
    Income taxes at statutory income tax rate of 27%.................    (Won) 363,755       (Won)399,476
    Resident surtax payable..........................................           36,375             39,948
    Tax credit for investments, technology and
      human resource development and others..........................          (14,448)           (17,505)
    Special surtax for agriculture and fishery industries and other..            2,206              2,912
    Goodwill amortization not deductible for tax purpose.............           19,833             19,106
    Undistributed earnings (unrecognized deficit) of subsidiaries....            4,421                677
    Other permanent differences......................................            1,968             (1,041)
    Change in valuation allowance....................................            6,649              6,068
                                                                          ------------       ------------
    Recorded income taxes............................................     (Won)420,759       (Won)449,641
                                                                          ============       ============
    Effective tax rate...............................................           31.23%             30.39%
                                                                          ============       ============

    The increase in the valuation allowance was primarily due to the need for a valuation allowance related to subsidiaries' net operating loss carryforwards.

    The tax effects of each type of temporary difference that gave rise to a significant portion of the deferred tax assets and liabilities at December 31, 2002 and June 30, 2003 are as follows (in millions of Korean won):


                                                                       December 31, 2002       June 30, 2003
                                                                       -----------------       -------------
    Allowance for doubtful accounts.................................     (Won)  23,251         (Won)  24,397
    Write-off of doubtful accounts..................................             9,715                 9,587
    Accrued interest income.........................................            (2,902)               (3,453)
    Depreciation....................................................            12,609                13,163
    Loss on disposal of property and equipment......................                --                15,100
    Loss on impairment of investment securities.....................            48,588                30,990
    Foreign currency translation loss...............................             3,345                 2,091
    Equity in earnings of affiliates................................            (5,090)               (5,591)
    Unrecognized deficit (undistributed earnings) of subsidiaries...            (9,012)               (9,242)
    Reserve for research and manpower development...................          (133,920)             (151,724)
    Reserve for loss on disposal of treasury stock..................           (64,775)              (64,775)
    Net operating loss carryforwards................................            18,552                24,708
    Other...........................................................            20,851                24,518
                                                                         -------------         -------------
    Total deferred tax (liabilities)................................           (78,788)              (90,231)
    Valuation allowance for:
      Depreciation..................................................            (1,081)               (1,484)
      Net operating loss carryforwards..............................           (18,552)              (24,708)
      Other.........................................................            (6,349)               (5,858)
                                                                         -------------         -------------
    Net deferred tax liabilities....................................     ((Won)104,770)        ((Won)122,281)
                                                                         =============         =============


    The net operating loss carryforwards (tax affected) will expire as follows (in millions of Korean won):


    Year ended December 31,                                     Amount
    -----------------------                                   -----------
            2003........................                      (Won)   269
            2004........................                            4,903
            2005........................                            6,101
            2006........................                            7,039
            2007........................                            6,396
                                                              -----------
            Total.......................                      (Won)24,708
                                                              ===========

20. NET INCOME PER SHARE

    Net income per share for the six months ended June 30, 2002 and 2003 is computed as follows:


                                                             2002              2003
                                                         ------------     --------------
    Net income (in millions of Korean won)......         (Won)907,974     (Won)1,022,677
    Weighted average number of common shares
      outstanding...............................           84,289,973         76,255,752
                                                         ------------     --------------
    Net income per share........................         (Won) 10,772     (Won)   13,411
                                                         ============     ==============

    The weighted average number of common shares outstanding for the six months ended June 30, 2002 and 2003 is calculated as follows:


                                                         Number of            Weighted           Weighted
                                                           shares          number of days    number of shares
                                                     -------------------  ----------------- -------------------
     For the six months ended June 30, 2002:
       At January 1, 2002.........................       89,152,670           181/181           89,152,670
       Treasury stock, at the beginning...........       (6,159,266)          181/181           (6,159,266)
       Distribution of treasury stock for merger
         with Shinsegi............................        2,673,474           165/181            2,437,145
       Purchase of treasury stock.................       (1,367,180)          151/181           (1,140,576)
                                                         ----------                             ----------
           Total..................................       84,299,698                             84,289,973
                                                         ==========                             ==========
     For the six months ended June 30, 2003:
       At January 1, 2003.........................       89,152,670           181/181           89,152,670
       Treasury stock, at the beginning issue of         (9,310,607)          181/181           (9,310,607)
         common stock.............................          126,276            49/181               34,185
       Treasury stock transactions................       (3,909,431)          (Note a)          (3,620,496)
                                                         ----------                             ----------
          Total...................................       76,058,908                             76,255,752
                                                         ==========                             ==========

    (note a) The treasury stock was acquired or disposed of on several different dates in the six months ended June 30, 2003 and the weighted number of shares was calculated according to each acquisition date.

     Diluted income per share for the six months ended June 30, 2002 and 2003 is computed as follows:


                                                                       2002                     2003
                                                                   ------------            --------------

      Net income (in millions of Korean won) .................     (Won)908,013            (Won)1,022,677
      Adjusted weighted average number of common shares
        outstanding (note 2)..................................       84,299,124                76,255,752
                                                                   ------------            --------------
      Net income per share....................................     (Won) 10,771            (Won)   13,411
                                                                   ============            ==============


      (note 2) In the six months ended June 30, 2003, the assumed exercise of stock options was not reflected in diluted earnings per share because the exercise price as of June 30, 2003 exceeded the average market price of common stock for the period. In the six months ended June 30, 2002, for the calculation of diluted income per share, net income and weighted average number of common shares outstanding are adjusted assuming the exercise of stock options on January 1, 2002.

      The numerator and denominator of basic and diluted income per share for the six months ended June 30, 2002 is as follows:



                                               Net income               Average weighted      Per-share amount
                                        (in millions of Korean won)     number of shares       (in Korean won)
                                        ---------------------------   ---------------------   ----------------

     Basic income per share ..........           (Won)907,974               84,289,973           (Won)10,772
                                                                                                 ===========
     Effect of stock options..........                     39                    9,151
                                                 ------------               ----------
     Diluted income per share.........           (Won)908,013               84,299,124           (Won)10,771
                                                 ============               ==========           ===========


21.  DIVIDEND DISCLOSURE

     Details of dividends which were approved by shareholders in 2002 and 2003 are as follows (in millions of Korean won except for share data):


                                       Number of shares
      Fiscal year    Dividend type        outstanding        Face value    Dividend ratio        Dividends
     ------------    -------------     ----------------      ----------    --------------        ---------

         2002        Cash dividends       82,993,404          (Won)500          138.0%         (Won) 57,265
                                                                                               ============
         2003        Cash dividends       84,299,698          (Won)500          360.0%         (Won)151,739
                                                                                               ============

22. COMMITMENTS AND CONTINGENCIES

    a. The Company and its subsidiaries have credit lines with several local banks that provide for borrowings of up to (Won)1,158,800 million. At June 30, 2003, the borrowings under these credit lines were (Won)960,304 million at an average interest rate of approximately 6.24% the net availability under these credit lines was (Won)198,496 million.

    b. At June 30, 2003, the Company's property and equipment (land, buildings and machinery), amounting to (Won)61,542 million in carrying value, short-term financial instruments amounting to (Won)29,921 million and its subsidiary's notes receivable worth of (Won)30,000 million are pledged as collateral for bank borrowings. In addition, the Company and its subsidiaries have provided one blank check to Shinhan Capital Co., Ltd. as collateral for the Company's obligations under lease agreements.

    c. At June 30, 2003, the Company and its subsidiaries have guarantee deposits restricted for their checking accounts totaling (Won)58 million.

    d. On December 3, 2002 and May 2, 2003, the Company sold(Won)650,641 million and (Won)577,253 million of accounts receivable resulting from its mobile phone dealer financing plan to Nate Second Special Purpose Company and Nate Third Special Purpose Company, respectively, in asset-backed securitization transactions and recorded a loss on disposal of other receivables of (Won)12,880 million and (Won)10,789 million, respectively. Related to these asset-backed securitization transactions, the Company has obligations to repurchase receivables up to 12.65% and 13.15% for Nate Second Special Purpose Company and Nate Third Special Purpose Company, respectively, if receivables become past due for 3 months or the debtors become insolvent. Related to these obligations to repurchase receivables, as of June 30, 2003, the maximum potential amount of future payments the Company could be required to make to repurchase such receivables totaled (Won)70,163 million, however no losses have been accrued as all receivables sold under asset-backed securitization transactions are insured by Seoul Guarantee Insurance Company. At June 30, 2003, the uncollected balances of accounts receivable sold to Nate Second Special Purpose Company and Nate Third Special Purpose Company were (Won)82,584 million and (Won)347,229 million, respectively.

    e. On October 18, 2002 and November 15, 2002, GNI Enterprise Inc. filed lawsuits against SK Communications Corp., a subsidiary of the Company. In the lawsuit filed on October 18, 2002, GNI Enterprise Inc. asserted that the expired contract for usage of the Lycos brand between GNI Enterprise Inc. and SK Communications Corp. was still effective. In addition, in the lawsuit filed on November 15, 2002, GNI Enterprise Inc. asserted that the merger of SK Communications Corp. with Netsgo Co., Ltd. was not legitimate. The ultimate outcome of these lawsuits cannot presently be determined. SK Communications Corp. believes that any liability it may be subject to thereunder will not be material.

    f. Paxnet Inc., a subsidiary of the Company, has guaranteed the repayment of borrowings for Finger Co., Ltd., which is an affiliated company. The outstanding balance of such guarantees as of June 30, 2003 approximated (Won)332 million.

    g. On July 8, 2002, KT Freetel Corporation filed a lawsuit against the Company. In the lawsuit, KT Freetel Corporation claims remuneration for its loss of (Won)50,000 million resulting from the Company's alleged false advertising against KT Freetel Corporation. On September 6, 2002, the Company brought a counterclaim against KT Freetel Corporation, claiming remuneration for the Company's loss of (Won)1,000 million. The ultimate outcome of these lawsuits cannot presently be determined. The Company believes that any liability the Company may be subject to thereunder will not be material. The Company has not set aside any reserve or made any other provision in respect of KT Freetel Corporation's claims.

    h. SK Communications Corp., which is the Company's subsidiary, has entered into a license agreement with Lycos Inc. to pay royalties totaling US$ 9,253,390 for two years from August 14, 2002. In accordance with this agreement, the Company paid US$ 4,626,195 on August 14, 2002 and should pay the rest of royalties amounting to US$ 4,627,195 on a quarterly installment basis from August 14, 2003.

    i. The Company's implementation of mobile network system development service to be provided to Asia Pacific Broadband Wireless Communications Inc., a Taipei company, has been guaranteed by Citi Corp, within the limit of US$ 2,100,000.


23. INSURANCE

    At June 30, 2003, certain of the Company's and its subsidiaries' assets are insured with local insurance companies as follows (in millions of Korean won and thousands of U.S. dollars):


                 Asset                               Risk                       Book value           Coverage
         -------------------               -----------------------             ------------         ----------
      Inventories and
        property and equipment         Fire and comprehensive liability       (Won)5,865,910      (Won)9,964,135
                                                                              ==============      ==============


24. TRANSACTIONS WITH AFFILIATED COMPANIES

    Significant related party transactions for the six months ended June 30, 2002 and 2003 and balances with affiliated companies as of December 31, 2002 and June 30, 2003 were as follows (in millions of Korean won):


                                                                         Six months ended June 30,
                                                                    ---------------------------------
                          Description                                   2002                  2003
      ------------------------------------------------              -----------          ------------
      TRANSACTIONS
      SK Engineering & Construction Co., Ltd.:
        Construction (note 1).........................              (Won)76,141          (Won)115,172
        Commissions paid..............................                    1,199                 2,167
        Commission income and other income............                      442                   445
      SK Global:
        Purchases of property and equipment...........                    9,855                 7,909
        Commissions paid and other expenses...........                   34,691                96,625
        Sales of handsets and other income............                  203,913               247,074
      SK Corporation:
        Purchases of property and equipment...........                       --                 4,101
        Commissions paid and other expenses...........                   26,334                28,959
        Commission income and other income............                    2,172                 2,641

(Continued)



                                                                                 Six months ended June 30,
                                                                           -----------------------------------
                             Description                                       2002                   2003
      ----------------------------------------------------------           -------------         -------------
      TRANSACTIONS
      Kyocera Corp.:
        Purchase of inventory and other expenses................           (Won)  2,108          (Won)  5,948
        Sales of goods and other income.........................                 21,217                13,170
      SK Group Japan:
        Purchases of raw materials for handsets
          and other expenses....................................                  5,462                    --
      SK Telesys:
        Purchases of property and equipment.....................                 47,390                54,925
        Commissions paid and other expenses.....................                     19                   627
        Commission income and other income......................                    224                    20
      Innoace:
        Purchases of property and equipment.....................                  4,573                 4,355
        Commissions paid and other expenses.....................                  2,416                 5,757
        Commission income and other income......................                    151                   131
      SK Life Insurance Co., Ltd.:
        Commission income and other income......................                     --                    74
      Widerthan.com:
        Purchase of inventory...................................                     --                 1,601
        Purchases of property and equipment.....................                     --                 8,554
        Commissions paid and other expenses.....................                 12,305                20,471
        Commission income and other income......................                     --                   145
      SK C&C:
        Purchase of property and equipment......................                 30,357                31,932
        Commissions paid and other expenses (note 3)............                101,085               132,102
        Commission income and other income......................                  3,387                 3,501
      SKC:
        Purchase of inventory and outsourcing commission fees...                  6,903               194,300

(Continued)


                          Description                                2002.12.31                2003.6.30
      ---------------------------------------------------            ----------                ----------
      BALANCES
      SK Engineering & Construction Co.,Ltd.:
        Accounts receivable..............................          (Won)    241                (Won)     66
        Accounts payable.................................                65,773                      14,097
        Guarantee deposits received......................                    --                          90
        Other payables...................................                   130                          --
      SK Global:
        Accounts receivable..............................                84,970                     128,072
        Guarantee deposits paid..........................                   113                         113
        Accounts payable.................................                14,792                      40,066
        Guarantee deposits received......................                   255                         553
      SK Corporation:
        Accounts receivable..............................                   985                         124
        Guarantee deposits paid (note 2).................                80,113                     100,140
        Accounts payable.................................                11,654                       7,120
        Guarantee deposits received......................                 9,885                       8,917
      Kyocera Corp.:
        Accounts receivable..............................                12,094                          --
        Accounts payable.................................                    63                       4,478
      SK Group Japan:
        Accounts payable.................................                 1,557                          --
      SK Life Insurance Co., Ltd.:
        Deposits for severance indemnities...............                58,057                      55,242
        Accounts receivable..............................                   117                          49
        Guarantee deposits paid..........................                    60                          60
        Guarantee deposits received......................                   767                         821
      SK Telesys:
        Accounts receivable..............................                     5                          45
        Accounts payable.................................                60,834                      25,456
      SKC:
        Accounts receivable..............................                70,464                      68,538
        Accounts payable.................................                 2,928                      51,897
      Innoace:
        Accounts payable.................................                26,806                      11,415
        Guarantee deposits received......................                 2,138                       1,069
      Widerthan.com:
        Accounts receivable..............................                    --                          61
        Accounts payable.................................                 8,296                      11,852
        Guarantee deposits received......................                 4,736                       4,736
      SK C&C:
        Accounts receivable..............................                 1,361                          11
        Accounts payable.................................               117,202                      16,111
        Guarantee deposits received......................                   284                         346

     (Continued)

     (note 1) The Company is a party to several contracts with SK Engineering and Construction related to the construction of its new corporate headquarters in Ulchiro 2-ga, Chongro-gu, Seoul. The Company expects that construction of its new headquarters will be completed by the end of 2003. The total contract price for the demolition of existing buildings on the site and construction of the new building is (Won)154 billion.

     (note 2) On December 19, 2000, the Company entered into an agreement with SK Corporation for the sale and leaseback of the Company's head office with the lease period from December 19, 2000 to March 31, 2004. Rent expense for the period from December 19, 2000 to December 31, 2000 under the lease agreement approximated (Won)417 million. Under the lease agreement, the Company deposited refundable leasehold key money of (Won)80,113 million in January 2001 and, as a result there will be no rent payment for the remaining lease period. On January 30, 2003, the Company prolonged the lease term to February 28, 2005 and deposited additional refundable leasehold key money of (Won)20,027 million.

     (note 3) The Company and certain subsidiaries are party to an agreement with SK C&C, pursuant to which SK C&C provides them with information technology services, dated as of December 28, 1998 and amended as of November 1, 1999. This agreement will expire on December 31, 2009, but may be terminated by the Company and certain subsidiaries without cause on six months notice. The agreement provides that the parties will agree annually on the specific services to be provided and the monthly fees to be paid by the Company and certain subsidiaries. The Company and certain subsidiaries also enter into agreements with SK C&C from time to time for specific information technology-related projects.

25.  LOSS ON IMPAIRMENT OF IDLE NETWORK EQUIPMENT OF SHINSEGI TELECOMM, INC.

     In 2002, the Company integrated Shinsegi Telecomm, Inc.'s former operations with those of the Company and some portion of Shinsegi Telecomm, Inc.'s former network equipment was re-deployed in the Company's network or sold for use outside Korea. The Company wrote off the remainder of the network equipment, excluding additional network equipment which will be re-deployed in the Company's network, and an impairment loss of (Won)185,847 million was recorded in the second half of 2002.

26.  STOCK EXCHANGE BETWEEN THE COMPANY AND KT CORPORATION

     The Company exchanged 29,808,333 shares of KT Corporation's common stock for 8,266,923 shares of the Company's common stock and settled the difference in the price in cash on December 30, 2002 and January 10, 2003, under a mutual agreement on stock exchange between the Company and KT Corporation. The exchange had been made at (Won)50,900 per share of KT Corporation's common stock and (Won)224,000 per share of the Company's common stock. Related to these stock exchanges, a loss on exchange of investments in 15,454,659 shares of KT Corporation for 4,457,635 shares of the Company's common stock on December 31, 2002, amounting to
     (Won)47,909 million, was recorded as a loss on disposal of investments during the second half of 2002, and an impairment loss amounting to
     (Won)44,496 million, which was related to the investments in 14,353,674 shares of KT Corporation's common stock as of December 31, 2002, was recorded during the second half of 2002.

27.  UNCERTAINTIES

     In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company and its subsidiaries may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying consolidated financial statements reflect management's assessment of the impact to date of the economic situation on the financial position of the Company and its subsidiaries. Actual results may differ materially from management's current assessment.

     As described in Note 1, the Company is one of the SK Group affiliated companies. In February 2003, the Korean government began an investigation of various past transactions entered into by certain SK Group affiliated companies. On March 11, 2003, the Prosecutors' office in the Republic of Korea filed charges against several SK Group executives for alleged accounting irregularities at SK Global Co., Ltd. ("SK Global"), and other alleged illegal transactions among certain SK Group affiliated companies. As a result of these charges, there is a legal action against certain SK Group affiliated company. Currently, negotiations are underway among the creditors of SK Global and certain of its affiliates. As of and for the six months ended June 30, 2003, the Company and its subsidiaries had related party transactions and account balances as described in Note 24.

     The ultimate outcome of these legal matters relating to the SK Group affiliated companies, and the impact in the Company's future operations and continued access to capital and financial markets are not presently known. Although there can be no definitive assurance, management of the Company believes that these legal matters will not have a material adverse effect on the Company's financial position, operating results, or liquidity.

28.  NETWORK INTERCONNECTION CHARGES

     The Company's networks interconnect with the public switched telephone networks operated by KT Corporation and Hanaro and, through their networks, with the international gateways of KT Corporation, DACOM and Onse, as well as the networks of the other wireless telecommunications service providers in Korea. These connections enable the Company's subscribers to make and receive calls from telephones outside the Company's networks. Under Korean law, service providers are required to permit other service providers to interconnect to their networks for purposes of offering other services. If the new service provider desires interconnection and the incumbent service provider is unable to reach an agreement within 90 days, the new service provider can appeal to the Korean Communications Commission, a government agency under the MIC.

     For the six months ended June 30, 2002 and 2003, such interconnection revenues amounted to (Won)535.7 billion and (Won)515.7 billion, respectively, while aggregate interconnection expenses amounted to
     (Won)374.5 billion and (Won)412.1 billion, respectively.

29. SUBSEQUENT EVENT

    On July 22, 2003, the Company acquired 2,481,310 shares of POSCO's common stock held by SK Corporation in accordance with a resolution of the Company's board of directors dated July 22, 2003. The acquisition cost was
    (Won)134,000 per share which was the closing market price of the date when the resolution of its board of directors was made and the total acquisition amounted to (Won)332,495 million.

    In accordance with the approval of its board of directors dated June 24, 2003, the Company issued unguaranteed domestic bonds with face amounts totaling (Won)150,000 million at an annual interest rate of 5%, for
    (Won)147,200 million on August 4, 2003. The final maturity date of the bonds is August 4, 2006.

30. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

    The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Korea ("Korean GAAP"), which differ in certain respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). The significant differences are described below. Other differences do not have a significant effect on either consolidated net income or shareholders' equity.

    a. Deferred Income Taxes (see Note 2)

       Under U.S. GAAP, deferred tax assets and liabilities are separated into their current and non-current portions based on the classification of related assets or liability for financial reporting purposes. Under Korean GAAP, deferred tax assets and liabilities are presented on the balance sheet as a single non-current net number.

       In addition, U.S. GAAP does not allow recognition of deferred tax assets on the difference between the tax bases and financial statement bases of investments in subsidiaries unless it is apparent that the difference will reverse in the foreseeable future which has generally been interpreted to be one year. Such deferred tax assets totaling
       (Won)19,688 million and (Won)26,143 million as of December 31, 2002 and June 30, 2003, respectively, have been recognized for Korean GAAP purposes.

    b. Deferred Charges (see Note 2)

       Korean GAAP requires that bond issuance costs be deducted from proceeds of bonds be charged to expenses as incurred and certain development costs be reclassified as intangible assets. Under U.S. GAAP, bond issuance costs are capitalized and amortized over the redemption period of the related obligation whereas research and development costs are charged to expense as incurred.

    c. Leases

       Through 1998, leases whose present value of minimum lease payments exceed 90% of the fair value of the leased equipment were not capitalized under Korean GAAP, but are capitalized under U.S. GAAP. Therefore, with respect to lease contracts entered into prior to January 1, 1999, certain adjustments for equipment, obligations under capital leases, interest on capital leases and depreciation are required.

    d. Investment Securities (see Note 2)

       Through 2002, under Korean GAAP, debt and equity securities were classified into marketable securities and investment securities. Effective January 1, 2003, Korean GAAP was revised to classify investment in securities into three separate categories; trading securities, available-for-sales securities and held-to-maturity securities in a similar manner of Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities", described below, except that certain available-for-sale securities without readily determinable fair value are carried at costs under Korean GAAP as described in Note 2.f. The valuation method for each category is similar to SFAS No. 115;however, the accounting treatment for impairment of investment securities and recoveries under Korean GAAP differ from those under U.S. GAAP as described in Note 30-e.

       Under U.S. GAAP, SFAS No. 115 requires that equity securities with readily determinable fair values and all debt securities be classified into three categories and accounted for as follows:

       o Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost with cost determined using the weighted average method.

       o Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in income.

       o Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income.

       Gross proceeds from the sale of such securities were (Won)274,744 million and (Won)780,255 million for the six months ended June 30, 2002 and 2003, respectively. Gross realized gains were (Won)6,603 million and (Won)94 million for the six months ended June 30, 2002 and 2003, respectively. Gross realized losses were (Won)2 million and
       (Won)164 million for the six months ended June 30, 2002 and 2003, respectively.

       Information with respect to trading securities at December 31, 2002 and June 30, 2003 is as follows (in millions of Korean won):


                                                                 Gross          Gross
                                                 Cost          unrealized     unrealized          Fair
                                           (amortized cost)      gains          losses            Value
                                           ----------------    ----------     ----------       ------------
        At December 31, 2002:
          Debt securities.............       (Won)754,219        (Won)--       (Won)   --      (Won)754,219
                                             ============        =======       ==========      ============

        At June 30, 2003:
          Debt securities.............       (Won)793,847        (Won)--       (Won)1,554      (Won)792,293
                                             ============        =======       ==========      ============

       Information with respect to long-term investment securities including the current portion affected by SFAS No. 115 at December 31, 2002 and June 30, 2003 is as follows (in millions of Korean won) :


                                                            Gross            Gross
                                         Cost             unrealized       unrealized            Fair
                                   (amortized cost)         gains            losses              Value
                                   ----------------       ----------       ----------         ------------

       At December 31, 2002:
          Equity securities......     (Won)792,691        (Won)1,522       (Won)3,852         (Won)790,361
          Debt securities........           62,500                --               --               62,500
                                      ------------        ----------       ----------         ------------
                                      (Won)855,191        (Won)1,522       (Won)3,852         (Won)852,861
                                      ============        ==========       ==========         ============
       At June 30, 2003:
          Equity securities......     (Won) 58,612        (Won)  960       (Won)4,146         (Won) 55,426
          Debt securities........           66,564                --               --               65,564
                                      ------------        ----------       ----------         ------------
                                      (Won)125,176        (Won)  960       (Won)4,146         (Won)120,990
                                      ============        ==========       ==========         ============


       During the six months ended June 30, 2003, the Company recorded losses on impairment of investments in equity securities of Hanaro Telecom Inc. totaling (Won)3,477 million.

    e. Impairment of Investment Securities and Recoveries

       Under U.S. GAAP, if the decline in fair value is judged to be other than temporary, the cost basis of the individual securities is written down to fair value as a new cost basis and the amount of the write-down is included in current operations. Under Korean GAAP, if the collectible value from the securities is less than acquisition costs with objective evidence of impairment such as bankruptcy of investees, an impairment loss is recognized. Due to such differences, for U.S. GAAP purposes, losses on impairment of investment securities for the year ended December 31, 2002 and the six months ended June 30, 2003 increased by
       (Won)252,031 million and (Won)3,477 million, respectively.

       Under Korean GAAP, the subsequent recoveries of impaired available-for-sale securities, held-to-maturity debt securities and equity securities without readily determinable fair value, result in an increase of their carrying amount up to the original acquisition cost, and the recovery gains are reported in current operations up to the previously recognized impairment loss as reversal of loss on impairment of investment securities. Under U.S. GAAP, the subsequent increase of carrying amount of the impaired and written down held-to-maturity debt securities and equity securities without readily determinable fair value is not allowed. The subsequent increase in fair value of available-for-sale securities is reported in other comprehensive income.

    f. Impairment of Long-Lived Assets to be Held and Used and Long-Lived Assets to be Disposed of

       U.S. GAAP (SFAS No. 144) requires entities to perform separate calculations for long-lived assets to be held and used in order to determine whether recognition of an impairment loss is required and, if so, to measure the impairment. For assets held for use, if the sum of expected future cash flows (undiscounted and without interest charges) is less than the asset's carrying value, an impairment loss is recognized, but if the sum of the expected future cash flows is greater than an asset's carrying value, an impairment loss is not recognized. Measurement of an impairment loss is based on the fair value of the asset. An impairment loss creates a new book basis and subsequent recoveries of the fair value are not recognized. U.S. GAAP also requires long-lived assets to be disposed of by sale be reported at the lower of the carrying value or fair value less selling expense.

       Through 1998, Korean GAAP had no specific provisions for accounting for impairment of long-lived assets to be held and used and long-lived assets to be disposed of. Effective January 1, 1999, Korean GAAP was revised to require that impairment loss should be recorded in a manner similar to U.S. GAAP.

       In 2002, the Company integrated Shinsegi Telecomm, Inc.'s former operations with those of the Company and some portion of Shinsegi Telecomm, Inc.'s former network equipment was re-deployed in the Company's network or sold for use outside Korea. The Company wrote off the remainder of the network equipment, excluding additional network equipment which will be re-deployed in the Company's network, and an impairment loss of (Won)185,847 million was recorded in the second half of 2002. (see Note 25).

    g. Comprehensive Income

       Under Korean GAAP, there is no requirement to present comprehensive income. Under US GAAP, comprehensive income and its components must be presented in the financial statements. Comprehensive income includes all changes in shareholders' equity during a period except those resulting from investments by, or distributions to, owners, including certain items not included in the current results of operations.

    h. Business Combinations and Intangible Assets

       Effective July 1, 2001, U.S. GAAP requires the use of the purchase method of accounting for all business combinations. Starting from 2002, resulting goodwill and intangible assets with indefinite lives are no longer amortized; however, they will be subject to annual impairment tests as prescribed by the Statement. The Company believes there is no impairment of such assets at December 31, 2002 and June 30, 2003. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

       Under Korean GAAP, business combinations involving other than commonly controlled entities are accounted for as either a purchase or a pooling of interests, depending on the specific circumstances. In a purchase combination, the difference between the purchase consideration and the fair value of the net assets acquired is accounted for as goodwill or as negative goodwill. Goodwill and all other intangible assets are amortized over their estimated economic lives, not to exceed 20 years.

    i. Determination of Acquisition Cost of Equity Interest in Subsidiary

       Under U.S. GAAP, when a parent company acquires an equity interest in a subsidiary in exchange for newly issued common stock of the parent company, the acquisition cost of the equity interest in a subsidiary is determined at the market price of the parent company's common stock for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Under Korean GAAP, the acquisition cost is determined at the closing market price of the parent company's common stock when the common stock is actually issued. In addition, there are certain other differences in the methods of allocating cost to assets acquired.

    j. Additional Equity Investment in Subsidiaries

       Under Korean GAAP, when additional interest is acquired after acquiring a majority interest in a subsidiary, the differences between the Company's acquisition cost of the additional interest and the corresponding carrying amount of the acquired additional interest in a subsidiary is presented as an adjustment to capital surplus. Under U.S. GAAP, the cost of an additional interest would be allocated based on the fair value of net assets acquired, with the excess allocated to goodwill.

    k. Capitalization of Foreign Exchange Losses (or Gains) and Interest Expense

       Through 2002, under Korean GAAP, interest expenses and foreign exchange losses (or foreign exchange gains) incurred on debt used to finance the construction of property, plant and equipment were capitalized (or offset against property additions). Effective January 1, 2003, Korean GAAP was revised to allow a company to charge such interest expense and foreign exchange losses to current operations. For Korean GAAP purposes, the Company adopted the accounting policy not to capitalize such financing costs prospectively. Under U.S. GAAP, interest expenses incurred on debt used to finance the construction of property, plant and equipment are capitalized, while related foreign exchange losses (or gains) are charged to current operations as incurred.


       Through 2002, under Korean GAAP, interest expense incurred on debt used to finance the purchase of intangible assets was capitalized until the asset was put in use. Under U.S. GAAP such interest is charged to current operations as incurred. Effective January 1, 2003, Korean GAAP was revised to allow a company to charge such interest expense to current operations as incurred. For Korean GAAP purposes, the Company adopted the accounting policy not to capitalize such interest expense. And this accounting change has been applied prospectively.

    l. Nonrefundable Activation Fees

       For U.S. GAAP purposes, effective January 1, 2000, the Company and its subsidiaries adopted the provisions of the Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements". As a result of the adoption of SAB No. 101, the Company and its subsidiaries now defer nonrefundable activation revenues and costs and amortize them over the expected term of the customer relationship, which ranges from 41 months to 89 months. Previously, these revenues and costs were recognized when the activation service was performed.

       Under Korean GAAP, there is no specific provision for the recognition of such activation fees and the Company and its subsidiaries recognize these revenues and costs when the activation service is performed.

    m. Gain or Loss on Disposal of Subsidiary's Stock

       Under Korean GAAP, gains or losses on disposal of investments in common stock of subsidiaries are not recognized in the consolidated income statement but included in capital surplus, until such subsidiary has been excluded as a majority-owned subsidiary. Under U.S. GAAP, such gains or losses on disposal of the investments in common stock of subsidiary are recognized in the income statement at the time of disposal of such investments.

    n. Employee Stock Option Compensation Plan

       For Korean and U.S. GAAP purposes, the Company charges to expense the value of stock options granted. Korean GAAP permits all entities to exclude the volatility factor in estimating the value of their stock options, which results in measurement at minimum value. Under U.S. GAAP, public entities are not permitted to exclude the volatility factor in estimating the value of their stock options.

    o. Loans Receivable for Stock Issued to Employee's Investor Association

       U.S. GAAP requires that notes received for capital stock be reported as a reduction of stockholder's equity, while Korean GAAP allows for recording such receivables as an asset.

    p. Discount on Leasehold Deposits

       Under U.S. GAAP, when cash and other rights are exchanged for notes, notes (receivables or payables that represent contractual rights to receive money or contractual obligations to pay money on fixed or determinable dates, whether or not there is a stated provision for interest) should be stated at their present value and the difference between the face amount and the present value should be deducted from or added to the face amount of the note as a discount or premium and amortized over the term by using effective interest method. Thus, leasehold key money deposits are stated at their present value. Under Korean GAAP, the leasehold key money deposits are stated at their face amounts.

    q. Asset Securitization Transactions

       Under U.S. GAAP, a transfer of financial assets in an asset securitization is accounted for as a sale only if all three of the following conditions are met;

       o The transferred asset has been isolated from the transferor and put beyond the reach of the transferor, or any consolidated affiliated of the transferor and their creditors even in the event of bankruptcy or receivership of the transferor or any consolidated affiliate.

       o The transferee is a qualifying special-purpose entity ("QSPE") and each holder of its beneficial interests (including both debt and equity securities) has the right to pledge, or the right to exchange its interests. If the issuing vehicle is not a QSPE, then sale accounting is only permitted if the issuing vehicle itself has the right to pledge or the right to exchange the transferred assets.

       o The transferor does not effectively maintain control over the transferred assets either through;

         (a) an agreement that calls for the transferor to repurchase the transferred assets (or to buy back securities of a QSPE held by third-party investors) before their maturity or

         (b) the ability to unilaterally cause the SPE or QSPE to return specific assets; other than through a cleanup call.

       In addition, under U.S. GAAP, unless a transferee is a QSPE, a transferee with nominal capital investment is generally consolidated into the transferor.

       However, under Korean GAAP, when a transfer of financial assets in an asset securitization is conducted in accordance with the Korean Asset Securitization Act, such transfer is generally accounted for as a sale of financial assets and the securitization vehicle is generally not consolidated into the transferor.

    r. Presentation of Minority Interest as a Component of Shareholders' Equity

       Korean GAAP requires the classification of minority interest in equity of consolidated subsidiaries as a component of shareholders' equity. Under U.S. GAAP, minority interest in equity of consolidated subsidiaries is presented separately from shareholders' equity.

      The following reconciles net income for the six months ended June 30, 2002 and 2003 and shareholders' equity as of December 31, 2002 and June 30, 2003 under Korean GAAP as reported in the consolidated financial statements to the net income and shareholders' equity amounts determined under U.S. GAAP, giving effect to adjustments for the differences listed above (in millions of Korean won, except per share amounts):


                                                                                Six months ended June 30,
                                                                           ------------------------------------
                                                                                 2002               2003
                                                                           -----------------  -----------------
      Net income based on Korean GAAP.......................                 (Won)907,974        (Won)1,022,677
      Adjustments:
        Deferred income taxes...............................                       25,962                (3,433)
        Deferred charges....................................                          336                     8
        Capital leases......................................                        1,000                 1,423
        Intangible assets...................................                       (8,816)               (9,623)
        Cancellation of amortization of goodwill............                       69,050                66,851
        Capitalization of foreign exchange losses...........                      (44,943)                9,754
        Nonrefundable activation fees.......................                      (54,018)              (27,484)
        Gain on disposal of subsidiary shares...............                           --                    58
        Recovery of impaired investment securities..........                           --                    81
        Stock option compensation plan......................                       (1,534)               (1,649)
        Asset securitization transaction....................                       10,194                 3,808
        Loss on impairment of investment securities.........                           --                (3,477)
        Discount on leasehold deposit.......................                          (22)                 (306)
                                                                              ------------       --------------
      Net income based on U.S. GAAP.........................                  (Won)905,183       (Won)1,058,688
                                                                              ============       ==============

      Weighted average number of common shares outstanding..                    84,289,973           76,255,752
                                                                              ============       ==============
      Earnings per share based on U.S. GAAP:
        Basic earnings per share............................                  (Won) 10,739       (Won)   13,883
                                                                              ============       ==============
        Diluted earnings per share..........................                  (Won) 10,738       (Won)   13,883
                                                                              ============       ==============


                                                                          December 31, 2002      June 30, 2003
                                                                          -----------------      -------------
      Shareholders' equity based on Korean GAAP...............              (Won)6,231,900       (Won)5,621,963
        Adjustments:
          Deferred income taxes...............................                     132,557              129,377
          Intangible assets...................................                   1,033,558            1,022,600
          Capitalization of foreign exchange losses...........                      (1,775)                (433)
          Capitalization of interest expense related to
            construction of property and equipment............                          --                8,411
          Capitalization of interest expense related to
            purchase of intangible assets.....................                     (69,372)             (69,372)
          Nonrefundable activation fees.......................                    (192,212)            (219,696)
          Deferred charges....................................                      (2,600)                (427)
          Capital leases......................................                       1,144                2,568
          Loans receivable for stock issued to
            employees' investor association...................                     (45,906)             (40,401)
          Minority interest in equity of consolidated
            affiliates........................................                    (725,507)            (111,845)
          Recovery of impaired investment securities..........                         (81)                  --
          Cancellation of amortization of goodwill............                     138,041              204,892
          Asset securitization transactions...................                       7,039               10,847
          Loss on impairment of investment securities.........                    (150,243)            (150,243)
          Discount on leasehold deposits......................                        (367)                (673)
                                                                            --------------       --------------
      Shareholders' equity based on U.S. GAAP.................              (Won)6,356,176       (Won)6,407,568
                                                                            ==============       ==============

    Changes in shareholders' equity based on U.S. GAAP for the six months ended June 30, 2002 and 2003 are as follows (in millions of Korean won):


                                                                                 Six months ended June 30,
                                                                                 -------------------------
                                                                                 2002                 2003
                                                                                 ----                 ----
      Balance, beginning of the period........................              (Won)5,820,051       (Won)6,356,176
        Net income............................................                     905,183            1,058,688
        Dividends.............................................                     (57,265)            (151,739)
        Issuance of common stock..............................                          --               21,909
        Unrealized gains (losses) on valuation of
          securities, net of tax..............................                    (121,262)                (601)
        Equity in capital surplus, retained earnings and
          capital adjustments of affiliates...................                       3,254                  792
        Retirement of treasury stock..........................                          --              (10,123)
        Treasury stock transactions...........................                     220,222             (874,844)
        Foreign-based operations' translation adjustments.....                       3,594                 (552)
        Stock compensation plan...............................                       2,190                2,357
        Decrease in loans receivable for stock
          issued to employees' investor association...........                       9,727                5,505
                                                                            --------------       --------------
      Balance, ending of the period                                         (Won)6,785,694       (Won)6,407,568
                                                                            ==============       ==============

    A reconciliation of the significant balance sheet accounts except for the above listed shareholders' equity items to the amounts determined under U.S. GAAP as of December 31, 2002 and June 30, 2003 is as follows (in millions of Korean won):


                                                                      December 31, 2002       June 30, 2003
                                                                      -----------------     -----------------
      Current assets:
         As reported......................................              (Won) 4,113,724       (Won) 4,224,657
         U.S. GAAP adjustments:
           -- deferred income taxes........................                      50,692                58,006
           -- discount on leasehold deposits...............                       4,843                 5,870
           -- asset securitization transactions............                     582,742               429,813
                                                                        ---------------       ---------------
         As adjusted.......................................                   4,752,001             4,718,346
                                                                        ---------------       ---------------

      Non-current assets:
         As reported.......................................             (Won)10,114,986       (Won) 9,173,402
         U.S. GAAP adjustments:
            -- loans receivable for stock issued to
                 employees' investor association...........                     (45,906)              (40,401)
            -- intangible assets...........................                   1,044,101             1,030,295
            -- cancellation of amortization of goodwill....                     138,041               204,892
            -- discount on leasehold deposits..............                      (5,210)               (6,543)
            -- loss on sale of accounts receivable and
                 other in asset securitization.............                    (68,267)              (55,225)
            -- recovery of impaired investment securities..                         (81)                   34
            -- loss on impairment of investment securities.                    (150,243)             (150,243)
            -- capital lease...............................                       5,820                 4,560
            -- capitalization of foreign exchange losses...                      (1,775)                 (433)
            -- capitalization of interest expense
                 related to construct property and
                 equipment.................................                          --                 8,412
            -- capitalization of interest expenses related
                 to purchase of intangible assets..........                     (69,372)              (69,372)
            -- deferred charges............................                       6,564                 7,179
                                                                        ---------------       ---------------
         As adjusted.......................................                  10,968,658            10,106,557
                                                                        ---------------       ---------------
      Total assets based on U.S. GAAP......................             (Won)15,720,659       (Won)14,824,903
                                                                        ===============       ===============



                                                                         December 31, 2002       June 30, 2003
                                                                         -----------------       -------------
      Current liabilities:
         As reported..................................................      (Won)4,303,386      (Won)4,202,754
         U.S. GAAP adjustments:
           -- deferred charges........................................                 222                 243
           -- nonrefundable activation fees...........................              46,723              55,810
           -- asset securitization transactions.......................             507,436             363,742
           -- acquisition cost of equity interest in subsidiary.......               2,449               3,383
                                                                            --------------      --------------
         As adjusted..................................................           4,860,216           4,625,932
                                                                            --------------      --------------
      Long-term liabilities:
         As reported .................................................           3,693,424           3,573,342
         U.S. GAAP adjustments:
           -- deferred charges........................................               8,942               7,363
           -- nonrefundable activation fees...........................             154,618             173,015
           -- capital leases..........................................               4,676               1,992
           -- acquisition cost of equity interest in subsidiary.......               3,748                  --
           -- deferred income taxes...................................             (86,648)            (76,154)
                                                                            --------------      --------------
         As adjusted..................................................           3,778,760           3,679,558
                                                                            --------------      --------------
      Total liabilities based on U.S. GAAP............................      (Won)8,638,976      (Won)8,305,490
                                                                            ==============      ==============
      Minority interests:
         As reported..................................................      (Won)  725,507      (Won)  111,845
         U.S. GAAP adjustments........................................                  --                  --
                                                                            --------------      --------------
      Total minority interests based on U.S. GAAP.....................      (Won)  725,507      (Won)  111,845
                                                                            ==============      ==============

     The following table reconciles cash flows from operating, investing and financing activities for the six months ended June 30, 2002 and 2003 under Korean GAAP, as reported in the consolidated financial statements to cash flows from operating, investing and financing activities for the six months ended June 30, 2002 and 2003 under U.S.GAAP (in millions of Korean won):


                                                                                                2002                  2003
                                                                                           --------------        --------------
      Cash flows from operating activities based on Korean GAAP........................   (Won) 2,098,642      (Won)    730,926
      Adjustment:
        Asset securitization transactions..............................................          (620,506)              126,693
                                                                                          ---------------      ----------------

      Cash flows from operating activities based on U.S. GAAP..........................   (Won) 1,478,136      (Won)    857,619
                                                                                          ===============      ================

      Cash flows from investing activities based on Korean GAAP........................   ((Won)2,366,692)     (Won)     69,342
      Adjustment:
        Asset securitization transactions..............................................            40,506                13,042
                                                                                          ---------------       ---------------

      Cash flows from investing activities based on U.S. GAAP..........................   ((Won)2,326,186)     (Won)     82,384
                                                                                          ===============      ================

      Cash flows from financing activities based on Korean GAAP........................   (Won)   113,630      ((Won)1,168,661)
      Adjustment:
        Asset securitization transactions..............................................           580,000             (139,735)
                                                                                          ---------------      ---------------

      Cash flows from financing activities based on U.S. GAAP..........................   (Won)   693,630      ((Won)1,308,396)
                                                                                          ===============      ===============


31. ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

    a. Income Taxes

       Income tax expense under U.S. GAAP for the six months ended June 30, 2002 and 2003 is as follows (in millions of Korean won):


                                                                           2002                  2003
                                                                       ------------          ------------
        Currently payable.............................                 (Won)414,272          (Won)421,363
        Deferred......................................                      (19,474)               31,711
                                                                       ------------          ------------
                                                                       (Won)394,798          (Won)453,074
                                                                       ============          ============

       The difference between the actual income tax expense and the tax expense computed by applying the statutory Korean corporate income tax rates to income before taxes for the six months ended June 30, 2002 and 2003 is attributable to the following (in millions of Korean won):


                                                                                 Six months ended June 30,
                                                                             ----------------------------------
                                                                                  2002              2003
                                                                             ----------------  ----------------
       Income taxes at statutory income tax rate of 27% in 2002
          and 2003................................................            (Won)355,991       (Won)408,176
       Resident surtax payable....................................                  35,599             40,818
       Tax credit for investments, technology and human resource
         development and others...................................                 (14,448)           (17,505)
       Special surtax for agriculture and fishery industries......                   2,206              2,912
       Undistributed earnings (losses) of subsidiaries............                   4,421             (1,931)
       Other permanent differences................................                   4,380              8,081
       Change in valuation allowance..............................                   6,649             12,523
                                                                              ------------       ------------
       Recorded income taxes......................................            (Won)394,798       (Won)453,074
                                                                              ============       ============
       Effective tax rate.........................................                  29.94%             29.97%
                                                                              ============       ============

       The tax effects of temporary differences that resulted in the deferred tax assets at December 31, 2002 and June 30, 2003 computed under U.S. GAAP, and a description of the financial statement items that created these differences are as follows (in millions of Korean won):


                                                                         December 31, 2002      June 30, 2003
                                                                         -----------------      -------------
       Current:
         Allowance for doubtful accounts...........................          (Won) 21,885      (Won)  24,397
         Write-off of doubtful accounts............................                 9,715              9,587
         Accrued income............................................                (2,844)            (3,453)
         Accrued expenses and other................................                21,936             27,475
                                                                             ------------       ------------
                                                                                   50,692             58,006
                                                                             ------------       ------------

        Non-current:
          Depreciation.............................................                11,732             12,351
          Loss on impairment and valuation of
            investment securities (note 1).........................               119,940            107,821
          Foreign currency translation losses......................                 3,345              2,091
          Equity in earnings of affiliates.........................                (5,090)            (5,591)
          Undistributed earnings of subsidiaries...................               (28,700)            (9,242)
          Tax free reserve for research and manpower development...              (133,920)          (151,724)
          Tax free reserve for loss on disposal of treasury stock..               (64,775)           (64,775)
          Net operating loss carryforwards.........................                    --             24,708
          Deferred charges and other...............................                79,346             38,236
                                                                             ------------       ------------
                                                                                  (18,122)           (46,125)
                                                                             ------------       ------------
        Total deferred tax assets..................................          (Won) 32,570       (Won) 11,881
                                                                             ============       ============

      (note 1) As of December 31, 2002 and June 30, 2003, unrealized loss on valuation of investment securities has been recorded as a separate component of shareholders' equity, net of tax effect of
                (Won)691 million and (Won)945 million, respectively.

    b. Fair Value of Financial Instruments

       The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 2002 and June 30, 2003 for which it is practicable to estimate that value:

       CASH AND CASH EQUIVALENTS, ACCOUNTS RECEIVABLE (TRADE AND OTHER), ACCOUNTS PAYABLE AND SHORT-TERM BORROWINGS

       The carrying amount approximates fair value because of the short maturity of those instruments.

       TRADING SECURITIES AND LONG-TERM INVESTMENT SECURITIES

       For investments in non-listed companies' stock, a reasonable estimate of fair value could not be made without incurring excessive costs. Additional information pertinent to these investments is provided in Note
       4. The fair value of investments in listed companies' stock, public bonds, and other marketable securities are estimated based on quoted market prices for those or similar investments.

       Korea Electric Power Corp. ("KEPCO"), the parent company of Powercomm Co., Ltd. ("Powercomm"), sold to Dacom Corporation a 45.5% interest in Powercomm at (Won)12,000 per share. Based on this transaction, an impairment loss of (Won)150,243 million on the Company's investment in the common stock of Powercomm was recognized in the second half of 2002.

       LONG-TERM BANK DEPOSITS

       The carrying amount approximates fair value based on a review of interest rates currently available for similar deposits.

       LONG-TERM LOANS

       The fair value of long-term loans is estimated by discounting the future cash flows using the current interest rate of time deposits with similar maturities.

       BONDS PAYABLE, BONDS WITH STOCK WARRANT, LONG-TERM BORROWINGS, LONG-TERM PAYABLE -- OTHER AND OBLIGATION UNDER CAPITAL LEASES

       The fair value of these liabilities is estimated based on the quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities.

       The following summarizes the carrying amounts and fair values of financial instruments as of December 31, 2002 and June 30, 2003 (in millions of Korean won):


                                                              December 31, 2002                      June 30, 2003
                                                       -------------------------------       -------------------------------
                                                          Carrying                              Carrying
                                                       amount (note a)      Fair value       amount (note a)      Fair value
                                                       ---------------      ----------       ---------------      ----------
        Financial assets:
          Cash and cash equivalents and
            short-term financial instruments......     (Won)   867,022    (Won)  867,022     (Won)  587,801    (Won)  587,801
          Trading securities......................             754,219           754,219            792,293           792,293
          Accounts receivable (trade and other)...           2,877,750         2,877,750          3,012,112         3,012,112
          Long-term investment securities
            including current portion:
            Listed equity and debts...............             942,861           942,861            210,990           210,990
            Non listed equity.....................             303,593               N/A            326,908               N/A
          Long-term bank deposits.................                 177               177                503               503
          Long-term loans.........................               6,783             5,087              7,148             5,361
                                                        --------------                       --------------
                                                        (Won)5,752,406                       (Won)4,937,755
                                                        ==============                       ==============
        Financial liabilities:
          Accounts payable........................      (Won)1,697,502    (Won)1,697,502     (Won)  812,162     (Won)  812,162
          Short-term borrowings...................           1,177,950         1,177,950          1,294,928          1,294,928
          Bonds payable, long-term borrowings,
            long-term payables -- other and
            obligation under capital leases,
            including current portion.............           4,413,130         4,704,752          4,630,090          4,730,060
                                                        --------------                       --------------
                                                        (Won)7,288,582                       (Won)6,737,180
                                                        ==============                       ==============

       (note a) These carrying amounts represent the amounts determined under U.S. GAAP.

    c. Revenue Recognition Policy

       The revenues of the Company and its subsidiaries are principally derived from telecommunication service revenue and telephone sales. Telecommunication service consists of fixed monthly charges, usage-related charges and non-refundable activation fees. Fixed monthly charges are recognized in the period earned. Usage-related charges are recognized at the time services are rendered. Non-refundable activation fees and costs are deferred and amortized over the expected term of the customer relationship.

       The Company's subsidiaries also sell telephones to customers and telephone sales are recognized at the time products are delivered.

    d. Comprehensive Income

       Comprehensive income for the six months ended June 30, 2002 and 2003 is as follows (in millions of Korean won):


                                                                        2002                   2003
                                                                   ------------          --------------
       Net income..........................................        (Won)905,183          (Won)1,058,688
                                                                   ------------          --------------
       Other comprehensive income (loss):
         Unrealized loss on investment securities..........            (121,262)                   (601)
         Foreign-based operations translation credit.......               3,595                    (552)
                                                                   ------------          --------------

       Total other comprehensive loss......................            (117,667)                 (1,153)
                                                                   ------------          --------------
       Comprehensive income................................        (Won)787,516          (Won)1,057,535
                                                                   ============          ==============

    e. Goodwill and other intangible assets

       On January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, however, they will be subject to periodic impairment tests as prescribed by the statement and intangible assets that do not have indefinite lives are amortized over their useful lives. The following tables present the additional disclosures required by this statement.

       GOODWILL

       Changes in the carrying amount of goodwill under U.S. GAAP for the six months ended June 30, 2002 and 2003 are as follows (in millions of Korean won):


                                                                          Six months ended June 30,
                                                                    --------------------------------------
                                                                         2002                    2003
                                                                    --------------          --------------
        Beginning of period................................         (Won)2,833,752          (Won)3,400,110
          Goodwill reclassifications to other intangibles..                     --                 (16,437)
          Goodwill acquired during the period..............                453,509                      --
          Goodwill impairment losses under SFAS No. 142....                     --                      --
                                                                    --------------          --------------
        Ending of period...................................         (Won)3,287,261          (Won)3,383,673
                                                                    ==============          ==============

       OTHER INTANGIBLE ASSETS

       The major components and average useful lives of our other acquired intangible assets under U.S. GAAP are as follows (in millions of Korean won):


                                                  December 31, 2002                       June 30, 2003
                                          --------------------------------      --------------------------------
                                          Gross carrying       Accumulated      Gross carrying       Accumulated
                                              amount          amortization          amount          amortization
                                          --------------      ------------      --------------      ------------
       Amortized intangible assets:
         IMT license (14 years).......   (Won)1,189,881     (Won)      --      (Won)1,189,881       (Won)      --
         Customer lists (4 years).....           99,783           (39,142)             99,783             (51,615)
         Other (5 to 20 years)........          344,708          (158,248)            434,736            (223,568)
                                         --------------     -------------      --------------       -------------
       Total..........................   (Won)1,634,372     (Won)(197,390)     (Won)1,724,400       (Won)(275,183)
                                         ==============     =============      ==============       =============

       Intangible asset amortization expense for the six months ended June 30, 2002 and 2003 was (Won)31,019 million and (Won)44,290 million, respectively. It is estimated to be (Won)75,260 million for the six months ending December 31, 2003 ; and (Won)146,222 million, (Won)137,990 million, (Won)117,716 million, (Won)113,552 million and (Won)110,750 million for the years ending December 31, 2004, 2005, 2006, 2007 and 2008, respectively, primarily related to the IMT license, customer lists and other.

    f. New Accounting Pronouncements

       On January 1, 2003, the Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses accounting for the cost of legal obligations associated with the retirement of ling-lived assets. SFAS No. 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and that such amount be capitalized as part of the book value of the long-lived asset. The Company has determined that it does not have a material legal obligation to remove long-lived assets as described by this statement. The adoption of SFAS No. 143 did not have a significant impact on its future consolidated financial position or results of operations.

       On January 1, 2003, the Company adopted SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". This statement nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than the date of an entity's commitment to an exit plan. The adoption of SFAS No. 146 did not have a significant impact on its consolidated financial position or results of operations.

       In December of 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure", which is an amendment of FASB statement No. 123 "Accounting for Stock-Based Compensation". In response to a growing number of companies announcing plans to record expenses for the fair value of stock options, SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The Company has already adopted the fair value method to evaluate stock options.

       In November 2002, the FASB issued Interpretation No. 45 ("FIN 45") -- "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosures were effective for the Company's annual financial statements for the year ended December 31, 2002. The adoption of this Interpretation did not have a significant impact on the Company's consolidation financial position or results of operations.

       On January 17, 2003, the FASB issued Interpretation No. 46 ("FIN 46") -- "Consolidation of Variable Interest Entities", which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities have been commonly referred to as "special purpose entities". The underlying principle behind the new Interpretation is that if a business enterprise is the primary beneficiary of an entity, which is defined in the guidance as a variable interest entity (VIE), the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements with those of the business enterprise. The Interpretation also explains how to identify variable interest entities and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity. VIEs created after January 31, 2003 must be consolidated immediately, while VIEs that existed prior to February 1, 2003 must be consolidated as of July 1, 2003. Management is currently reviewing existing VIEs that may require consolidation.

       In April 30, 2003, the FASB issued Statement No. 149 -- "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". The statements amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. The new guidance amends Statement 133 regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an underlying and the characteristics of a derivative that contains financing components. The amendments set forth in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of the statement of cash flows. The Company does not believe the adoption of SFAS No. 149 will have a significant impact on its consolidation financial position or results of operations.

       In May 15, 2003, the FASB has issued Statement No. 150 -- "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". The Statement changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that the certain instruments be classified as liabilities in statements of financial position. One type of instrument is mandatory redeemable stock, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type of instrument, which includes put options and forward purchase contracts, involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instrument that are considered liabilities under this statement are obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares. The statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. In addition to its requirements for the classification and measurement of financial instruments in its scope, SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatory redeemable. Most of the guidance in this statement is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not believe the adoption of SFAS No. 150 will have a significant impact on its consolidation financial position or results of operations.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                       SK TELECOM CO., LTD.


                                                       By: /s/ Chi Woo Han
                                                       -------------------------
                                                       Name: Chi Woo Han
                                                       Title: Vice President
                                                       Finance Management Office



    Date:  September 30, 2003